Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

Mitsubishi Tokyo Financial Group

Investor Meeting

May 31, 2005

This document contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), UFJ Holdings, Inc. (“UFJ”) and their respective group companies (collectively, the “new group”). These forward-looking statements are based on information currently available to the new group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by MTFG, UFJ and the other companies comprising the new group, including Japanese securities reports, annual reports, shareholder convocation notices, and MTFG’s registration statement on Form F-4, for additional information regarding such risks and uncertainties.

In addition, information on companies and other entities outside the new group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed.

The financial information used in this document was prepared in accordance with accounting standards generally accepted in Japan, or Japanese GAAP.

Risk Factors

The success of the management integration and achieving the financial targets presented in this presentation is subject to many uncertainties and risks. The following are a few of those risks. See also other public filings made by MTFG and UFJ Holdings, including the Form F-4 that was filed by MTFG with the SEC.

Possible difficulties in integrating the business and operations of MTFG and UFJ, including: unanticipated asset-quality problems in MTFG and UFJ’s asset portfolio; delay or difficulties in integrating the domestic and overseas branch and subsidiary network and head office functions; difficulties in integrating information and management systems; difficulties in integrating personnel and corporate culture; difficulties in implementing and maintaining uniform internal controls, disclosure policies and other standards to a significantly larger operation; and possible impairment of strategic relationships.

The combined entity’s (“MUFG”) customer base may be eroded – Expected scale of business may not be achieved.

A number of revenue increases depend on growth in the overall market

Mortgage loans

Investment banking services Annuities Wealth management products Pension administration Investment trust products

The various macro-economic factor assumptions may be incorrect. In particular, some revenue projections are dependent on interest rate increases.

MUFG may not be able to achieve the goals of its business strategies due to:

Weak economic conditions in Japan

Declines in stock prices and real estate prices in Japan Adverse regulatory developments or changes in laws, governmental policies or economic controls in Japan Competitive pressures in Japan and overseas

MUFG may have to offer lower commission rates MUFG may have difficulties providing distinguishable products and services

Changes in the business environment may lead to:

Unsuccessful cross-selling efforts Unsuccessful deployment of personnel Anticipated synergies failing to materialize

MUFG’s strategy may expose it to higher risks:

High default rates in consumer finance and SME loans Interest rate risks in new products Foreign exchange risks in overseas business

If STB brings additional lawsuits against UFJ Group, the management integration may be unnecessarily delayed and significant litigation-related costs may arise.

Possible difficulties or delay in acquiring necessary approvals, or unfavorable conditions may be unexpectedly imposed by relevant regulatory authorities with respect to the merger of the holding companies and their key operating subsidiaries.

Agenda

FY2004 Results

Summary of FY04 results 1 Consolidated Gross Profits 2

Deposit and Lending Income 3 Fees and commissions 4

Consolidated Expenses 5 Financial Highlights by Customer 6

Segments

1-Retail 7 2-Corporate 8 3-Trust assets 9

NPLs 10-11

Securities Gains and Losses/Equity 12

Holdings

Capital 13

Deferred tax assets 14

Mitsubishi Securities 15

UnionBanCal Corporation 16

FY05 Earnings Targets 17

Appendix

FY2004 Financial Highlights (P/L) 18

FY2004 Financial Highlights (B/S) 19

Disclosed Claims Subject to FRL 20

Reserves / Reserve Ratio 21

Taxable Income 22

Achievements of Core Businesses 23

Figures used in this report are defined as follows:

Consolidated : MTFG Consolidated.

Sum of the 2 banks : Sum of the non-consolidated figures for BTM and MTB on a simple combined basis.

Summary of FY04 results

- **Increase in consolidated net business profits**
  - **Introduction of "integrated business groups system" contributed to increased profits from customer business (retail, corporate, trust assets)**
  - **Core net operating profits increased by ¥71.9bn with its ratio of net operating profits rising to 67% to offset the decline in treasury income**
- **Strong balance sheet maintained**
  - **NPL ratio declined again after temporary increase in Sept 04**
  - **BIS capital ratio declined due to purchase of stocks issued by ACOM and UFJ Bank, while Tier 1 ratio rose to high 7% range with deferred tax assets to Tier 1 ratio declined to below 10%**

Toward the completion of integration

- **Steady implementation of integration plan including system integration**
- ***Good Start* to achieve revenue targets**

(¥ bn)

		FY03	FY04	Change
1	Net business profits*1	793.1	840.7	47.6
2	Ordinary profits	578.3	593.2	14.9
3	Special gains/losses	301.5	62.1	(239.3)
4	Net income	*2 560.8	338.4	(222.3)
5	Core net operating profits (% of total)	508.0 63%	579.9 67%	71.9 +4points
6	Credit related costs*3 (Consolidated)	72.9	(149.0)	(222.0)
7	(sum of the 2 banks)	105.7	(134.2)	(239.9)

( )means costs

		End March 04	End March 05	Change
8	NPL ratio (sum of the 2 banks)	2.93%	2.65%	(0.28points)
9	Equity holdings to Tier1 ratio*4	72.1%	57.5%	(14.5points)
10	Deferred tax assets(net) to Tier1 ratio	16.9%	9.9%	(6.9points)
11	BIS capital ratio (Tier 1 ratio)	12.95% 7.14%	11.76% 7.61%	(1.18points) 0.47points

*1 Before credit costs for trust accounts and provision for formula allowance for loan losses
*2 Including reversal of loan loss provision, refund of enterprise taxes from Tokyo metropolitan government, gain on transfer of the substitutional portion of future pension obligations and fixed asset impairment losses, of which total is approx.¥172bn
*3 Including reversal of provisions
*4 Sum of equity and foreign equity within Other marketable securities (Consolidated acquisition price basis)

1

MTFG

Consolidated Gross profits

Gross profits increased by ¥62.6bn(+3.5%) from FY03

Substantial increase in consolidated net fees and commissions(up¥79.6bn, +16.5% from FY03)

(¥ bn)

FY03 FY04 Cha nge

% of total % of total % change

1 Gross profits*1 (Consolidated) 1,773.5 100.0% 1,836.2 100.0% 62.6 3.5%

2 Net inter est income*2 1,066.6 60.1% 1,052.2 57.3% (14.3) (1.3%)

3 Net fees and commissions*3 480.7 27.1% 560.4 30.5% 79.6 16.5%

4 Net trading & Net other*4 226.2 12.7% 223.5 12.1% (2.6) (1.1%)

FY03 FY04 Cha nge

% of total % of total % change

5 Gross profits*1 (Consolidated) 1,773.5 100.0% 1,836.2 100.0% 62.6 3.5%

6 BTM 925.3 52.1% 1,003.2 54.6% 77.9 8.4%

7 MTB 339.0 19.1% 323.9 17.6% (15.1) (4.4%)

8 (sum of t he 2 banks) 1,264.4 71.2% 1,327.2 72.2% 62.8 4.9%

9 Mitsubishi S ecurities 117.2 6.6% 118.4 6.4% 1.1 0.9%

10 UNBC 2,483 14.0% 260.5 14.1% 12.1 4.8%

11 5 1,435 8.0% 130.0 7.0% (13.4) (9.4%)

Consolidation a djustments, etc.*

(¥ bn)

*1 Before trust account write-offs

*2 Lending income + Fees from loan trusts and jointly-managed trusts.

*3 Transaction fees + Trust fess (excluding loan trusts and jointly managed trusts).

*4 Net trading profits and Net other business income

*5 Including gross profits of consolidated subsidiaries of MTFG other than BTM, MTBC, Mitsubishi Securities and UNBC, and consolidation adjustment.

Gross profits by segment

(?bn)

2,000 1,500 1,000 500 0

FY02 FY03 FY04

Special & Other *4

Net fees & Commision *3

Netinterest Income *2

Gross profits by company

(?bn)

2,000 1,500 1,000 500 0

FY02 FY03

Other

UNBC

Mitsubishi Securities*6 MTB

BTM

*6 Mitsubishi Securities FY02 figures comprise the April-August 2002 figures for the former Tokyo-Mitsubishi Securities and the former Tokyo-Mitsubishi Personal Securities, and the September 02-March 03 figures for Mitsubishi Securities.

Deposit and Lending income

Deposit and lending income(simple sum of the 2 banks/management accounts basis) remained at almost same levels as FY03, breaking the declining trend Slight increase in average lending balance to domestic creditworthy borrowers, with lending income remained approx. same level as the previous fiscal year.

Continued substantial decline in lending income from domestic ‘Close watch or below’ categories

Deposit and Lending income*1 (sum of the 2 banks /management accounts basis)

(¥ bn )

700

600

500

400

300

200

100

0

FY02 FY03 FY04

Total 556.1 74.7 46.1 91.9

343.4

Total 547.8 68.2 44.8 74.4

360.4

Total 545.0 89.1 36.8 60.3

358.8

Lending income (domestic/Creditworthy) Lending income (domestic/Close watch or below) Lending income (overseas) Deposit income

*1 Excludes income from loans to the Government and the Deposit Insurance Corporation and loans from Group banks to MTFG

Average domestic lending balance*2 (sum of the 2 banks)

(FY02=100)

110 100 90 80 70 60 50

FY02 FY03 FY04

100

102.5

103

67.8

51.8

Lending to domestic creditworthy borrowers *2 Lending to domestic borrowers/close watch or below

*2 Excludes loans to the Government and the Deposit Insurance Corporation and loans from Group banks to MTFG

Fees and commissions

Strong growth in fees and commissions, up ¥55.7 bn (+22%) on FY03 (sum of the 2 banks/management accounts basis)

Investment trusts and annuity insurance sales(+¥20.3 bn), Investment banking (+ ¥16.5 bn) particularly strong Fee income ratio (consolidated/financial accounts basis) 30.5% (up 3.4 points on FY03)

Fees and Commissions

(sum of the 2 banks /Management accounts basis)

(¥ bn)

350 300 250 200 150 100 50 0

FY02 FY03 FY04

Total 217.3

75.7

24.0 34.7 11.2

71.6

Total 244.9

74.5

22.7 42.7 25.8

79.1

Total 300.6

88.3

26.4

59.2

46.1

80.6

Trust and asset management and administration Forex fees, etc.

Investment banking Investment trusts/annuities Domestic service fees

Key points of FY04 results

Increased in every category of fees and commissions Investment trusts and annuity insurance sales

Strong sales centered on a series of new annuity insurance product launches

Sales commissions from insurance annuities

(+ ¥14.9 billion on FY03) and equity investment trusts (+¥5.4 billion on FY03) greatly increased

Investment banking

Syndicated loans continued strong

(+¥11.9 billion on FY03)

Trusts, Asset management and administration

Real estate (+¥9.4 bn on FY03) and securities transfer agency (+¥2.5 bn on FY03) are drivers of increased profits

Consolidated Expenses

Improved gross profits contributed to improved expense ratio (both consolidated and sum of the 2 banks) Non-personnel expenses increased, mainly due to increases in deposit insurance premiums and depreciation but personnel expenses continued to decline

(¥ bn)

FY03 FY04 Changes

expense ratio *1 expense ratio *1 change

1 Consolidated expenses 980.4 55.2% 995.4 54.2% 14.9 1.5%

2 BTM 458.4 49.5% 478.9 47.7% 20.4 4.4%

3 MTB 151.0 44.5% 138.6 42.7% (12.4) (8.2%)

4 (sum of the 2 banks) 609.5 48.2% 617.6 46.5% 8.0 1.3%

5 of which personnel

234.2 - 222.5 - (11.6) (4.9%)

expenses

6 of which non-

346.3 - 362.2 - 15.9 4.6%

personnel expenses

-of which

7 76.0 - 79.2 - 3.2 4.2%

depreciation

8 -of wich insurance

41.7 - 44.0 - 2.2 5.4%

deposit payments

9 Mitsubishi Securities 88.6 75.5% 96.5 81.5% 7.9 8.9%

10 UNBC 149.6 60.2% 156.0 59.8% 6.3 4.2%

Consolidation

11 2 132.6 - 125.2 - (7.3) (5.5%)

adjustments,etc.*

*1 Expenses÷Consolidated gross profit before credit costs for trust accounts *2 Including consolidation adjustments and consolidated subsidiaries of MTFG other than BTM, MTBC, Mitsubishi Securities and UNBC.

Breakdown of expenses (excluding taxes) (sum of the 2 banks)

(¥ bn)

700 600 500 400 300 200 100 0

FY02 FY03 FY04

254.5

233.3

37.8 69.9

234.2

228.5

41.7 76.0

222.5

238.9

44.0

79.2

Depreciation Deposit insurance Others Personnel expenses

Financial highlights by customer segments

- Driven by the three customer segments, consolidated net operating profits increased by ¥56.5 bn compared to FY03
- Core net operating profit rose to approx. 67% of total net operating profit

Changes in net operating profit*1 (Consolidated)



(¥ bn)
1,000
800
600
400
200
0
Total ¥810.7bn
200.2
Treasury 290.7
H.Q., etc.(90.5)
102.6
95.1
403.3
Core net Operating profits ¥ 508.0bn
Trust assets 9.6
Total ¥867.2bn
171.2
Treasury 259.0
H.Q., etc.(87.7)
UNBC ※
116.1
Retail
131.8
Corporate
434.8
Core net Operating profits ¥ 579.9bn
Trust assets 13.3
※ Includes profits of ¥116bn primarily attributable to the sales gain of the merchant card business in UNBC
FY03
FY04

*1 Figures for consolidated net business profits before consolidation adjustments such as eliminations of internal transactions. (Managerial accounts basis; excludes dividends from subsidiaries)
Core net operating profit is the sum of net operating profits from three business segments (retail, corporate and trust assets)

Business portfolio breakdown



FY 03
Retail approx. 12%
Treasury, etc. approx. 24%
UNBC approx. 13%
Corporate approx. 50%
Trust assets approx. 1%
FY 04
Retail approx. 15%
Treasury, etc. approx. 20%
UNBC approx. 13%
Corporate approx. 50%
Trust assets approx. 2%

Core net operating profits / Total net operating profits = FY03 63% → FY04 67%

6

MTFG

Financial highlights by customer segments 1- Retail

Financial highlights

600 400 200 0

¥406 bn

Gross

Expenses profits

Net operating Profit ¥95.1 bn

FY03

¥452.9bn

Gross profits

Expenses

Net operating Profit ¥131.8 bn

FY04

Sales of equity investment trusts and individual pension annuities

(¥ bn)

1,000 800 600 400 200 0

FY02 FY03 FY04

Equity investment trusts

Individual pension annuities

Housing loans balance

(¥tn)

9.0 8.0 7.0 6.0

FY02 FY03 FY04

Testamentary trust assets

( ¥tn)

3.5 3.0 2.5 2.0

End March End March End March

03 04 05

Gross profits increased by ¥46.9bn, up 11.5% on FY03, while Net operating profits increased by ¥36.7bn, up 38.5% on FY03 Major growth in investment product sales and loans

Sales of equity investment trusts: approx. ¥950 bn (up approx. ¥240 bn on FY03) Sales of individual insurance annuities: approx. ¥630 bn (up approx. ¥310bn on FY03) Housing loan balance: approx.¥8.1 tn (up approx. ¥ 250 bn on FY03) Testamentary trust assets: approx. ¥ 3.4 trn (up approx. ¥340 bn on FY03)

*Including funds for construction of housing for rent

Financial highlights by customer segments 2- Corporate

Financial highlights

800 600 400 200 0

¥772.4bn ¥806.1bn

Expenses

Gross profits

Net operating Profits ¥403.3 bn

Expenses

Gross profits

Net operating Profits ¥434.8 bn

FY03 FY04

Gross profits increased by ¥33.7bn, up 4.3 % on FY03, while net operating profits increased by ¥31.5bn, up 7.8% on FY03 Strong performances in business areas including SME lending, investment banking, real estate business

New loan products designed for SMEs: approx. ¥900bn (Up ¥500bn on FY03; FY04 new accounts approx. 8,200) Domestic syndicated loans: 514 transactions (Up 310 transactions on FY03) Real estate transactions: ¥573.7 bn (Up ¥100bn on FY03)

New loan products for SME *1 lending

(¥ bn)

1,000 750 500 250 0

FY03 FY04

*1 Commenced from FY03 H2

(Amount; ¥tn)

5.0 4.0 3.0 2.0 1.0 0.0

FY02 FY03 FY04

Amount Number

(Number)

600 500 400 300 200 100 0

Domestic syndicated loans

Real estate transaction amount and commissions*2

(Amount; ¥bn)

600 450 300 150 0

(Commissions; ¥bn)

40 30 20

FY02 FY03 FY04

Transaction amount Commissions

*2 On a management accounts basis. Includes housing sales subsidiaries.

Financial highlights by customer segments 3- Trust assets

Financial highlights

70 60 50 40 30 20 10 0

¥56.8bn

Gross profits

Expenses

Net operating Profit ¥9.6 bn

FY03

¥60.4bn

Gross profits

Expenses

Net operating Profit ¥13.3 bn

FY04

Gross profits increased by ¥3.6bn, up 6.2% on FY03, while net operating profits increased by ¥3.7bn, up 39.3%on FY03 Corporate pensions, investment trusts and asset administration all strong

Corporate pension: Over ¥16 tn (up ¥1.8 tn on FY03) Managed investment trust: Over ¥2 tn (up ¥880 bn on FY03) Asset under administration: ¥112 tn approx. (up ¥18tn on FY03)

Corporate pensions outstanding*1

( ¥ trn)

20.0 15.0 10.0 5.0 0.0

End March 03 End March 04 End March 05

Pension trusts

Specified money trusts for Pension

*1 Includes the figures for Master Trust of Japan.

Includes defined contribution pension

Mutual funds under management*2

¥trn

2.5 2.0 1.5 1.0 0.5 0.0

End March 03 End March 04 End March 05

*2 Figures for March 03 and 04 are TMAM + MTAM figures.

Asset under administration *3

¥trn

120

100

80

60

40

20

0

End March 03 End March 04 End March 05

Overseas assets invested in Japan Japanese assets invested overseas Japanese assets invested in Japan

*3 Includes the figures for Master Trust of Japan

NPLs 1 (sum of the two banks)

NPL ratio declined again to 2.65% after temporary rise in September 04 Credit related expenses are approx. as forecasted

Amount and ratio of NPLs disclosed under the Financial Revitalization Law*1

(¥ bn)

3,000 2,500 2,000 1,500 1,000 500 0

5.34%

3.84%

2.93%

3.28%

2.65%

Reached target of halving NPL ratio

Mar. 2003 Sept. 2003 Mar. 2004 Sept. 2004 Mar. 2005

Claims under close observation

Claims on bankrupt or virtually bankrupt borrowers

Claims under high risk NPL ratio

*1 Figures are the sum of the 2 banks

Credit related expenses*1 FY04

(%)

6.00 5.00 4.00 3.00 2.00 1.00 0.00

(¥ bn)

Formula (162.0) allowance for loan losses

Reversal gain

Specific allowance for 130.1 loan losses

Expense realized

Loss on disposal or financial support etc. 166.0

Credit related expenses (net) 134.2

-200 -150 -100 -50 0 50 100 150 200

NPLs 2 (sum of the 2 banks)

FY03 NPL shift by debtor category

(¥ bn)

-2,500-2,000-1,500-1,000-500 0 500 1,000 1,500

Close observation High risk or below Total

Decrease

Increase

Write off and sale, etc.

Collection, etc.

Category up to creditworthy and close watch

Category down from creditworthy and close watch

FY04 NPL shift by debtor category

(¥ bn)

-2,500-2,000-1,500-1,000-500 0 500 1,000 1,500

Close observation High risk or below Total

Write off and sale, etc.

Collection, etc.

Category up to creditworthy and close watch

Category down from creditworthy and close watch

Change in NRL category

High risk or below?close observation

Close observation ?High risk or below

Decrease in NPLs

Category improved to other carefully monitored and performing

Increase in NPLs

Category declined to other carefully monitored and below

*The classification of Claims under close observation and Claims under high risk or below of the page differs from that disclosed under the FRL. Figures are approximate. *The sum of the shift in H1 and H2 of each fiscal year. It is recorded in both increases and decreases in the case that a customer downgrade in H1 and upgrade in H2 of FY04.

Securities gains and losses/ Equity holdings

Net unrealized gains on “Other marketable securities” approx.¥1Trillion Ratio of Equity holdings to Tier 1 capital down to approx.57% (consolidated acquisition cost basis)

Other marketable securities - gains/losses*1 (Cons.)

(¥ bn)

Acquisition Balance End March 2005

cost Sheet

amount

Appraisal gain/loss

Compared Appraisal Appraisal

End Mar 04 Gain loss

Equities 2,433.7 3,327.7 894.0 108.7 961.1 67.1

Bonds 14,992.3 15,046.4 54.0 50.7 60.8 6.7

Other 7,599.1 7,636.9 37.7 (120.9) 97.3 59.5

Total 25,025.3 26,011.2 985.9 38.4 1,119.2 133.3

*1 Market value on last day of period

Maturities of Japanese government, foreign bonds*2

1 yr or less 1-5 yrs 5-10 yrs 10yrs + *3 Total

Japanese End Mar 04 55.5% 37.3% 5.6% 1.6% 100.0%

Government End Mar 05 34.1% 57.6% 7.0% 1.3% 100.0%

Bonds Change (21.4%) 20.3% 1.4% (0.3%) -

Foreign End Mar 04 16.1% 66.9% 6.9% 10.0% 100.0%

Bonds End Mar 05 9.5% 42.3% 18.2% 30.1% 100.0%

Change (6.7%) (24.7%) 11.3% 20.0% -

*2 Bonds with a redemption date & bonds intended to be held to a maturity in ‘Other marketable securities’. *3 For JGBs with maturities 10 years or longer, floating rate JGBs excluded

Reduction in equity holdings*4

(¥ trn)

Approx.57 % of Tier1

4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0

End March 03 End March 04 End March 05

Equity holdings

Tier 1

*4

Total of Japanese and overseas equities for which a market price is available in ‘Other marketable securities’ (Consolidated purchase cost basis**).

**Differ from FSA regulation basis

Capital

- Tier1 ratio retained over 7%, while BIS capital ratio has declined slightly mainly due to strategic investment into ACOM and purchase of preferred stock issued by UFJ Bank

Consolidated capital ratios
(Based on the standards of the BIS)

(¥ billion)			End March 04	End March 05 (Preliminary basis)	Change
CAPITAL			6,992.7	6,622.6	(370.1)
	TIER 1		3,859.4	4,286.7	427.3
		Non-accumulative preferred stocks	274.2	372.1	97.9
		Deferred tax assets (net)	655.5	428.2	(227.2)
	TIER 2		3,157.8	3,250.9	93.0
		The amount of unrealized gains on investment securities, includable as qualifying capital	428.0	449.4	21.3
		The amount of land revaluation excess includable as qualifying capital	133.6	127.4	(6.1)
		Subordinated loan (Bonds) balance	1,993.9	2,238.7	244.7
	TIER 3		30.0	-	(30.0)
	Deductions from total qualifying capital		54.5	915.0	860.5
RISK-adjusted ASSETS			53,996.7	56,270.5	2,273.8
CAPITAL RATIO (%)			12.95%	11.76%	(1.18p)
TIER 1 RATIO (%)			7.14%	7.61%	0.47p
Nikkei Stock Average (¥)			11,715	11,668	(47)
Exchange rate (¥/$)			105.69	107.39	+1.7

Main reasons for changes in capital

April 04: ¥138bn investment in ACOM

Sept. 04: ¥700bn purchase of UFJ Bank preferred stocks

Oct. 04: ¥122.1bn redemption of preferred stocks-class1

Feb. 05: ¥250bn issuance of preferred stocks-class3

(Apr. 05: ¥122.1bn redemption of preferred stocks-class1)

13

MTFG

Deferred tax assets

Net deferred tax assets declined by ¥227.2 billion, The ratio of DTAs to Tier 1 capital declined to 9.9%

Balance of Net deferred tax assets and ratio to Tier 1 capital (Cons.)

(¥ bn)

1,400 1,200 1,000 800 600 400 200 0

1301.8

41.6%

655.5

16.9%

428.2

9.9%

End March 03 End March 04 End March 05

45.0% 40.0% 35.0% 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

Net deferred tax assets

DTAs/Tier 1 ratio

Tax Effects of the Items Comprising Net Deferred Tax Assets

(Sum of the 2 banks) (¥ bn)

End of March End of March

2004 2005 Change

Deferred tax assets 1,117.2 947.1 (170.0)

Allowance for loan losses 353.5 293.9 (59.8)

Write down of investment 99.6 159.9 60.2

securities

Net operating loss carried forward 662.8 474.7 (188.1)

Reserve for retirement benefits 35.9 40.7 4.7

Unrealized losses on securities

available for sale - - -

Other 55.3 50.7 (4.6)

Valuation allowance 90.4 72.9 (17.4)

Deferred tax liabilities 404.2 425.6 21.3

Gains on placing trust for 7.3 7.3 -

retirement benefits

Unrealized gains on securities 387.4 408.0 20.5

available for sale

Other 9.5 10.3 0.8

Net deferred tax assets 712.9 521.5 (191.4)

(Consolidated)

Net deferred tax assets 655.5 428.2(227.2)

Mitsubishi Securities

Strong increase in commissions but trading income declined Customer asset balance approx. ¥11.6 trillion

(¥ bn)

FY FY

2003 2004*2 Change

Operating revenue 136.3 155.5 19.2

Net operating revenue*1 127.3 131.9 4.6

SGA expenses 99.2 110.7 11.4

Operating income 28.0 21.1 (6.8)

Ordinary income 32.3 24.3 (8.0)

Extraordinary depreciation of fixed assets*3 - 7.5 7.5

Net income 36.1 18.8 (17.3)

*1 Operating revenue after financial expenses

*2 Mitsubishi Securities International became a consolidated subsidiary from FY04 H2

*3 FY04: Include systems related write-off expense for business integration.

Breakdown of Operating revenue and Net income (Consolidated)

(¥ bn)

180 160 140 120 100 80 60 40 20 0

Financial income

Trading income

Commission income

FY03 FY04

Operating revenue

Operating income

Net income

FY 04 : Key points

Commissions increased significantly : +approx.32% from FY 03

Equity brokerage commissions up +¥5.1 billion (up approx. 19%) Underwriting/Offering fees +¥5.5 billion (up approx. 63%): as large mandates won Placement/ Selling Fees up +¥3.4 billion (up approx. 64%) -Sales of investment trusts strong Other fees and commissions +¥5.8 billion (up 29%) -Strong performance in M&A and securitization

Trading income decreased by aprox.23% from FY03 SGA expense increased: up 12% from FY03

Customer asset balance: up approx.4% from FY03 to approx.

¥11.6 trillion (Domestic sales division retail customer assets +15% to ¥5.4 trillion)

Clients assets in Custody*4

(¥ trn) 14.0 12.0 10.0 8.0 6.0 4.0 2.0 0.0

End of End of End of End of March 2002 March 2003 March 2004 March 2005

Mutual funds Bonds Equities

*4 The figures of March 02 are the former KOKUSAI Securities’.

Equities and Bonds are based on the market value, and Mutual funds are the principal amount.

UnionBanCal Corporation

Fees income in retail continued to increase, Commercial lending turned into growth Continued reduction in NPAs resulted in reversal of Provision for credit loses

(US$ million)

FY 03 FY 04

Change

Total revenue 2,365 2,638 272

Operating expenses 1,408 1,524 115

Net business profit 957 *1 1,114 156

Provision for credit loses *2 75 (35) (110)

Net income 587 732 145

NPAs 286 162 (124)

*1 Includes $111 mln profit special items such as sale of merchant card business

*2 The $35 mln decline in FY04 is a reversal, the change of $110 million shows an increase in profit and loss from the previous fiscal year.

Income growth

(US$ million)

2,500 2,000 1,500 1,000 500 0

Non-interest income

Net interest income

FY02 FY03 FY04

Total revenue

Net business profit Net income

FY04: Key points

Lower funding costs, Lending and fee business strong

Noninterest bearing deposits balance: $19.6bn (+13.6% on FY03)

Overall cost of funds: 0.50% (down 0.06 points on FY03)

Commercial lending balance: $9.7bn (+10.6% on end FY03)

Mortgage loans outstanding : $9.5bn (+27.7% on end FY03)

Non-interest income : $980m (+24.5% on FY03)

Major decline in NPAs; Increase in reserves

Non performing assets : $160m (down 43.4% from FY03)

Allowance for credit loses : $480m (Allowance/NPAs:298%)

Trend in NPAs and Reserves

(US$ million) 800 700 600 500 400 300 200 100 0

180%

185%

298%

FY02 FY03 FY04

NPAs

Allowance

(Allowance/NPA ratio)

FY 05 Earnings Targets

Announced earnings targets are the figures of MTFG for FY05 interim targets, and the aggregate figures of MTFG's FY05 interim targets and MUFG's FY05 H2 targets for FY05 full year targets

1． MTFG（MUFG for full year earnings targets） (¥bn)

	Consolidated earnings targets		Non-consolidated earnings targets	
	Full year (MTFG 1st half + MUFG 2nd half)	Interim (only MTFG)	Full year (MTFG 1st half + MUFG 2nd half)	Interim (only MTFG)
Ordinary profit (loss)	900	300	285	172
Net income (loss)	400	140	285	172

（※） Target dividend on common stock per share : interim dividend ¥3,000 (for MTFG) ,dividend at year-end ¥3,000 (for MUFG)

2. BTM（Bank of Tokyo-Mitsubiahi UFJ for full year earnings targets） (¥bn)

	Consolidated earnings targets		Non-consolidated earnings targets	
	Full year (BTM 1st half + Bank of Tokyo-Mitsubishi UFJ 2nd half)	Interim (only BTM)	Full year (BTM for 1st half + Bank of Tokyo-Mitsubishi UFJ*1 for 2nd half)	Interim (only BTM)
Net business profits (before provision for formula allowance for loan losses)	—	—	695	225
Ordinary profit (loss)	735	230	560	180
Net income (loss)	310	100	270	95

3. MTB（Mitsubiahi UFJ Trust and banking for full year earnings targets） (¥bn)

	Consolidated earnings targets		Non-consolidated earnings targets	
	Full year (MTB 1st half + Mitsubshi UFJ Trust Banking 2nd half)	Interim (only MTB)	Full year (MTB for 1st half + Mitsubshi UFJ Trust Banking*2 for 2nd half)	Interim (only MTB)
Net business profits (before provision for formula allowance for loan losses)	—	—	180	65
Ordinary profit (loss)	120	40	110	40
Net income (loss)	65	25	60	25

*1 Including UFJSP and UFJEI
*2 Including UFJTE

17

MTFG

FY04 Financial Highlights（P/L）

(in billions of yen)

		For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	(B) - (A)
1	Gross profits	1,763.5	1,832.9	69.3
2	Net interest income	1,029.1	1,008.8	(20.3)
3	Trust fees	86.4	100.9	14.4
4	Credit costs for trust accounts	(10.0)	(3.3)	6.7
5	Net fees and commissions	421.6	499.5	77.8
6	Net trading profits	135.6	125.3	(10.3)
7	Net other business income	90.5	98.2	7.6
8	Net gains (losses) on debt securities	(25.0)	29.9	55.0
9	Net gains (losses) on derivatives (total of the two Banks *)	22.8	(41.8)	(64.7)
10	General and administrative expenses	980.4	995.4	14.9
11	Personnel expenses (total of the two Banks *)	234.2	222.5	(11.6)
12	Non-personnel expenses (total of the two Banks *)	346.3	362.2	15.9
13	Taxes (total of the two Banks *)	28.9	32.7	3.8
14	Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	793.1	840.7	47.6
15	Provision for formula allowance for loan losses	[194.5]	[166.8]	[(27.7)]
16	Net business profits	783.0	837.4	54.4
17	Net non-recurring gains (losses)	(204.7)	(244.1)	(39.4)
18	Credit related costs	(156.9)	(190.8)	(33.8)
19	Losses on loan charge-offs	(70.4)	(83.8)	(13.3)
20	Provision for specific allowance for loan losses	[38.2]	[(127.8)]	[(166.1)]
21	Provision for allowance for loans to specific foreign borrowe	[7.1]	[6.1]	[(0.9)]
22	Losses on sales of loans to the Resolution and Collection Corporation	(39.4)	(2.8)	36.6
23	Other credit related costs	(47.0)	(104.1)	(57.1)
24	Net gains (losses) on equity securities	3.3	(43.4)	(46.7)
25	Gains on sales of equity securities	90.5	86.3	(4.1)
26	Losses on sales of equity securities	(74.4)	(20.7)	53.7
27	Losses on write down of equity securities	(12.7)	(109.0)	(96.3)
28	Other	(51.1)	(9.9)	41.1
29	Ordinary profit	578.3	593.2	14.9

(in billions of yen)

		For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	(B) - (A)
30	Net special gains	301.5	62.1	(239.3)
31	Reversal of allowance for loan losses	239.9	45.0	(194.8)
32	Refund of enterprise taxes by the Tokyo Metropolitan Government	41.9	-	(41.9)
33	Gains on transfer of the substitutional portion of future pension obligations	26.5	-	(26.5)
34	Gains on loans charged-off	26.4	26.1	(0.2)
35	Losses on impairment of fixed assets	(21.5)	(5.0)	16.5
36	Income before income taxes and others	879.9	655.4	(224.4)
37	Income taxes-current	45.9	69.3	23.3
38	Income taxes-deferred	230.6	208.9	(21.6)
39	Minority interest	42.4	38.7	(3.7)
40	Net income	560.8	338.4	(222.3)
41	Total credit costs (4+18+31)	72.9	(149.0)	(222.0)

Operating Results of Significant Subsidiaries for the Year Ended March 31, 2005

		Gross profits	General and administrative expenses	Net business profits before credit costs	Net income
42	The Bank of Tokyo-Mitsubishi, Ltd.	1,003.2	478.9	524.2	227.4
43	The Mitsubishi Trust and Banking Corporatio	320.6	138.6	185.3	104.1
44	Mitsubishi Securities Co., Ltd. and Consolidated Subsidiarie	118.4	96.5	21.8	18.8
45	UnionBanCal Corporation	260.5	156.0	104.5	76.3

18

MTFG

FY04 Financial Highlights (B/S)

(in billions of yen except percentages)

		As of March 31, 2004 (A)	As of March 31, 2005 (B)	(B) - (A)
1	Loans and bills discounted	46,590.1	46,446.6	(143.4)
2	Domestic loans (except for loans from The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation to MTFG)	30,844.5	29,668.8	(1,175.7)
3	Overseas branches	4,427.9	4,761.1	333.1
4	Overseas subsidiaries (UnionBanCal Corporation and Bank of Tokyo-Mitsubishi Trust Company)	2,947.9	3,376.9	428.9
5	Domestic housing loans	7,655.4	7,936.1	280.7
6	Domestic other consumer loans	461.8	410.1	(51.7)
7	Book value of loans sold during the fiscal year (total of the two Banks*)	(183.3)	(52.5)	130.8
8	Sold to the Resolution and Collection Corporation ("RCC")	(42.1)	(5.7)	36.4
9	[Sold to the RCC before charge-offs]	[(79.5)]	[(11.8)]	[67.7]
10	Other loans sold	(141.1)	(46.8)	94.3
11	Charge-offs during the fiscal year (total of the two Banks*)	(48.6)	(37.3)	11.2
12	Investment securities	28,329.5	28,823.4	493.8
13	Domestic equity securities	3,761.2	4,599.5	838.3
14	Japanese Government Bonds (total of the two Banks *)	14,984.5	15,071.2	86.6
15	Foreign bonds (total of the two Banks *)	5,744.3	4,744.2	(1,000.1)
16	Book value of investment securities sold during the fiscal year (total of the two Banks*)	(747.3)	(326.7)	420.6
17	Transferred to an exchange-traded fund	(81.5)	-	81.5
18	Sold in the market or by other means	(665.7)	(326.7)	339.0
19	Write down during the fiscal year (total of the two Banks*)	(55.5)	(113.8)	(58.3)
20	Total assets			

(in billions of yen except percentages)

		As of March 31, 2004 (A)	As of March 31, 2005 (B)	(B) - (A)
21	Deposits	66,097.5	67,548.7	1,451.1
22	Total of the two Banks *	62,664.1	63,404.7	740.6
23	Individuals	33,402.3	34,181.0	778.6
24	Corporations and others	20,575.1	21,129.3	554.1
25	Overseas branches	7,852.1	7,289.9	(562.2)
26	Total shareholders' equity	4,295.2	4,777.8	482.5
27	Capital stock	1,258.0	1,383.0	125.0
28	Capital surplus	931.3	955.0	23.7
29	Retained earnings	1,506.5	1,824.2	317.7
30	Unrealized gains on securities available for sale	560.3	591.1	30.8
31	Less treasury stock	(3.6)	(3.5)	0.0
32	BIS risk-adjusted capital ratio	12.95 %	11.76 %	(1.18%)
33	Tier 1 ratio	7.14 %	7.61 %	0.47 %
34	Tier 1 capital	3,859.4	4,286.7	427.3
35	Risk-adjusted assets	53,996.7	56,270.5	2,273.8
36	USD/JPY	105.69	107.39	1.70

[Valuation gains (losses) on securities available for sale]

(in billions of yen)

		As of March 31, 2004 (A)	As of March 31, 2005 (B)	(B) - (A)
37	Total securities available for sale	947.5	985.9	38.4
38	Domestic equity securities	785.3	894.0	108.7
39	Domestic bonds	3.3	54.0	50.7
40	Government Bonds	(2.2)	42.1	44.3
41	Foreign bonds	107.2	3.4	(103.8)

19

MTFG

Disclosed Claims Subject to FRL

Disclosed Claims Subject to FRL(Financial Revitalization Law)

[Banking and trust accounts : sum of the 2 banks (Non-consolidated)] [Yen Bn]

		Mar. 31, 2004 (A)	Sept. 30, 2004 (B)	Mar. 31, 2005 (C)	Change (C-A)	Change (C-B)
1	Claims to bankrupt and substantially bankrupt debtors	140.4	**107.8**	**103.4**	(37.0)	(4.4)
2	Claims under high risk	541.3	**1,168.0**	**729.9**	188.6	(438.0)
3	Claims under close observation	737.3	**356.6**	**458.3**	(278.9)	101.7
4	Total	1,419.0	**1,632.5**	**1,291.7**	(127.3)	(340.7)
5	Normal claims	46,887.4	**48,097.8**	**47,361.9**	474.5	(735.9)



⑥Loan sales 4%
⑦Write-off 3%
①Improvement through restructuring 0.02%
⑤Corporate restructuring 0.3%
④Corporate liquidation 0.4%
②Improvement 43%
③Collection etc. 50%
①Improvement through restructuring
②Improvement
③Collection etc.
④Corporate liquidation
⑤Corporate restructuring
⑥Loan sales
⑦Write-off

(Yen bn)

	Amount	%
①Improvement through restructuring	0.1	0.02%
②Improvement	272.1	43%
③Collection etc.	313.9	50%
Sub total	586.2	93%
④Corporate liquidation	2.6	0.4%
⑤Corporate restructuring	2.1	0.3%
⑥Loan sales	22.8	4%
⑦Write-off	19.3	3%
Total	633.2	100%

Flow Analysis [Banking and Trust Accounts : Sum of the 2 banks (Non-consolidated)]

(1) Sep.30,2004-Mar.31,2005 [Yen Bn]

		Sep.30,2004 (A)	Inflow (B)	Outflow* (C)	Mar. 31, 2005 (A)+(B)-(C)	(B)-(C)
6	Claims to bankrupt and substantially bankrupt debtors	107.8	13.2	(17.6)	103.4	(4.4)
7	Claims under high risk	1,168.0	177.5	(615.6)	729.9	(438.0)
8	Total	1,275.9	190.7	(633.2)	833.3	(442.5)

*Outflow includes disposition, sales to market, write-off, collection of claims, improvement of financial position of borrowers.

(2)Mar.31,2004-Sept.30,2004 [Yen Bn]

		Mar.31,2004 (B)	Inflow (C)	Outflow*	Sept. 30, 2004 (A)+(B)-(C)	(B)-(C)
9	Claims to bankrupt and substantially bankrupt debtors	140.4	5.0	(37.6)	107.8	(32.5)
10	Claims under high risk	541.3	856.7	(230.0)	1,168.0	626.7
11	Total	681.7	861.8	(267.6)	1,275.9	594.1

*Outflow includes disposition, sales to market, write-off, collection of claims, improvement of financial position of borrowers.

20

MTFG

Reserves /Reserve Ratio

Reserve Ratio on Disclosed Claims subject to FRL (Mar. 31, 2005)

[Banking and Trust Accounts : sum of the 2 banks (Non-consolidated)] [Yen Bn,%]

	Category	Claims	Collateral & Guarantees	Unsecured portion (A)	Reserve (B)	Reserve ratio (B)/(A)	Change from Sept.30 2004
1	Claims to bankrupt and substantially bankrupt debtors	103.4	94.5	8.9	8.9	**100.0%**	0.0%
2	Claims under high risk	729.9	305.9	424.0	271.7	**64.0%**	(0.9%)
3	Claims under close observation	458.3	168.1	290.2	76.2	**26.2%**	(2.9%)
4	Total	1,291.7	568.5	723.2	356.9	**49.3%**	6.4%
5	(Change from Mar.31 2004)	(127.3)	(104.7)	(22.5)	36.5	-	-

6	Normal claims	47,361.9

Change of Reserve Ratio on Self-Assessment of Assets

[Banking Account : sum of the 2 banks (Non-consolidated)]

		Mar. 31, 2004 (A)	**Sep. 30, 2004 (B)**	Mar. 31, 2005 (C)	Change (C-A)	Change (C-B)
7	Normal	0.14%	**0.12%**	**0.13%**	(0.01%)	0.01%
8	Close watch	9.41%	**6.13%**	**7.96%**	(1.44%)	1.83%
9	excluding secured assets	15.80%	**13.00%**	**13.73%**	(2.06%)	0.73%
10	Close watch*	4.81%	**4.45%**	**4.16%**	(0.65%)	(0.28%)
11	(excluding secured assets)	8.73%	**9.24%**	**7.85%**	(0.88%)	(1.39%)
12	Internal rating 10	2.24%	**2.16%**	**2.44%**	0.19%	0.27%
13	Internal rating 11	10.88%	**9.89%**	**9.84%**	(1.04%)	(0.05%)
14	Borrowers with credit under close observation	21.10%	**13.73%**	**19.58%**	(1.51%)	5.84%
15	(excluding secured assets)	29.76%	**32.31%**	**26.78%**	(2.97%)	(5.52%)
16	Likely to become bankrupt (excluding secured assets)	65.23%	**51.76%**	**64.08%**	(1.15%)	12.31%

* Close Watch is classified into two ratings based on the credit profile of borrowers

Note : Above figures excluding certain mortgage and consumer loans

21

MTFG

Taxable Income

Net business profits before credit costs and taxable income(FY04)

(Sum of the 2 banks) (Yen bn)

FY04

Net business profits before

709.6

1 credit costs

Credit related costs 134.2

2

Income before income taxes 521.6

3

Reconciliation to taxable

(36.7)

4 income

Taxable income 484.9

5

Net business profits before credit costs and taxable income(past five fiscal years)

(Sum of the 2 banks) (Yen bn)

FY1999 FY00 FY01 FY02 FY03

Net business profits

6 before credit costs 578.6 552.0 619.5 689.9 654.8

Credit related costs

7 652.4 730.5 666.3 485.9 (105.7)

Income before income

8 taxes 409.4 (199.0) (359.3) (485.2) 719.0

Reconciliation to

9 taxable income (76.3) 304.4 142.0 (1,021.4) (443.9)

Taxable income

10 333.1 105.3 (217.2) (1,506.7) 275.0

Achievements of Core business

Yen deposits of individuals (Outstanding amount)*1

(¥Trn)

36 34 32 30 28 26

FY02 FY03 FY04

Foreign currency deposits of individuals (Outstanding amount) *1

( ¥Trn/@120)

1.0 0.8 0.6 0.4

FY02 FY03 FY04

Arrangement of Syndicated loans overseas for FY04*2

(Sum of the 2banks)

(US$ bn)

40 30 20 10 0

MTFG MIZUHO SMFG UFJ

(No.)

400 300 200 100 0

* 1 Yen deposits of individuals and foreign currency deposits of individuals are the figures managed by retail integrated business group.

*2 Source:IFR

Stock transfer agency Number of shareholders

(No.)

7,000 6,500 6,000 5,500 5,000

FY02 FY03 FY04

Balance of Securitization of Receivables

(¥ Trn)

6.0 5.0 4.0 3.0 2.0 1.0 0.0

Others

Residential Mortgage Loan Claim

FY02 FY03 FY04

Market shares in trust asset businesses (FY04)

Other trust banks MTB

(A ) Pension Trusts

(B) Specified money trusts for Pension

(C) Privately placed mutual funds

(D) Defined contribution pension

100% 80% 60% 40% 20% 0%

(A) (B) (C) (D)

For U.S. Investors

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: UFJ CONTACT:

Mr. Hirotsugu Hayashi

Mr. Shiro Ikushima

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku

1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan

Tokyo 100-6326 Japan

81-3-3212-5458

81-3-3240-9066 shiro_ikushima@ufj.co.jp

Hirotsugu_Hayashi@mtfg.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

UFJ Holdings

FY2004 Financial Results

May 31, 2005

Disclaimer

This document contains forward-looking statements in regard to forecasts, targets and plans of UFJ Holdings, Inc. (“UFJ”) and its group companies (“the group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions have been utilized. These statements and assumptions are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by UFJ and the other companies comprising the group, including Japanese securities reports, annual reports, shareholder convocation notices, and the registration statement on Form F-4 filed by Mitsubishi Tokyo Financial Group, Inc. for additional information regarding such risks and uncertainties.

In addition, information on companies and other entities outside the group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed.

The financial information used in this document was prepared in accordance with accounting standards generally accepted in Japan, or Japanese GAAP.

Risk Factors

The success of the management integration and achieving the financial targets presented in this presentation is subject to many uncertainties and risks. The following are a few of those risks. See also other public filings made by MTFG and UFJ Holdings, including the Form F-4 that was filed by MTFG with the SEC.

Possible difficulties in integrating the business and operations of MTFG and UFJ, including:

unanticipated asset-quality problems in MTFG and UFJ’s asset portfolio; – delay or difficulties in integrating the domestic and overseas branch and subsidiary network and head office functions; – difficulties in integrating information and management systems; difficulties in integrating personnel and corporate culture; – difficulties in implementing and maintaining uniform internal controls, disclosure policies and other standards to a significantly larger operation; and – possible impairment of strategic relationships.

The combined entity’s (“MUFG”) customer base may be eroded – Expected scale of business may not be achieved.

A number of revenue increases depend on growth in the overall market

Mortgage loans

Investment banking services

Annuities

Wealth management products

Pension administration

Investment trust products

The various macro-economic factor assumptions may be incorrect. In particular, some revenue projections are dependent on interest rate increases.

MUFG may not be able to achieve the goals of its business strategies due to:

Weak economic conditions in Japan

Declines in stock prices and real estate prices in Japan

Adverse regulatory developments or changes in laws, governmental policies or economic controls in Japan

Competitive pressures in Japan and overseas

MUFG may have to offer lower commission rates

MUFG may have difficulties providing distinguishable products and services

Changes in the business environment may lead to:

Unsuccessful cross-selling efforts

Unsuccessful deployment of personnel

Anticipated synergies failing to materialize

MUFG’s strategy may expose it to higher risks:

High default rates in consumer finance and SME loans

Interest rate risks in new products

Foreign exchange risks in overseas business

If STB brings additional lawsuits against UFJ Group, the management integration may be unnecessarily delayed and significant litigation-related costs may arise.

Possible difficulties or delay in acquiring necessary approvals, or unfavorable conditions may be unexpectedly imposed by relevant regulatory authorities with respect to the merger of the holding companies and their key operating subsidiaries.

Table of Contents

Presentation Material

Financial Highlights for FY2004 1

Initiatives to Reduce Problem Loans

Problem Loan Balance 2

Credit Related Expenses 3

Collateral & Reserves 4

Earnings by Business Lines 5

Income from Loans & Deposits 6

Non-interest Income 8

General & Administrative Expenses 11

Gains/Losses on Equities 12

Equity & Bond Portfolio 13

BIS Capital Ratio 14

Deferred Tax Assets (DTA) 15

Forecasts for FY2005 H1 16

Data Book (supplementary material)

Financial Results

Actions toward Improvement of

Financial Positions

Actions toward Improvement of

Profitability

Equity Capital

Reference

<Definition>

Consolidated : UFJ Holdings Consolidated UFJ Bank : UFJ Bank + UFJSP + UFJEI UFJ Trust : UFJ Trust +UFJTE

Financial Highlights for FY2004

<Consolidated, UFJ Bank + UFJ Trust>

Decisive disposal of NPL to recover market confidence

-Credit related expenses and loss on equities (NPL related) : Total Yen 1 tn

(Yen bn)	Consolidated			UFJ Bank + UFJ Trust					
	FY04	FY03	Change	FY04 H1	FY04 H2	FY04	FY04 (Plan)	FY03	Change
Gross Operating Profit	1,577.8	1,625.2	(47.3)	663.1	635.9	1,299.1	-	1,362.3	(63.2)
Expenses	730.4	773.0	(42.5)	268.3	263.1	531.5	-	567.7	(36.1)
Business Profit*	898.7	921.5	(22.8)	394.7	372.7	767.5	745.0	794.6	(27.1)
Gains and Losses on Bonds	74.9	121.2	(46.3)	70.1	5.6	75.7	-	121.3	(45.5)
Other Income & Expenses	(1,344.2)	(969.8)	(374.3)	(1,603.7)	113.2	(1,490.5)	-	(879.4)	(611.0)
Gains and Losses on Stocks	(133.6)	239.1	(372.8)	(100.2)	(125.0)	(225.2)	-	327.5	(552.7)
Net Transfer to Reserve for Investment Losses	(3.0)	0.1	(2.8)	(134.9)	70.3	(64.5)	-	(51.9)	(12.6)
Ordinary Profit (Loss)	(496.8)	(397.6)	(99.1)	(535.5)	(193.9)	(729.5)	(635.0)	(427.2)	(302.3)
Exptraordinary Gains & Losses	262.2	65.9	196.3	45.5	277.3	322.8	-	90.5	232.3
Reversal from Reserve for Credit Losses	171.7	-	171.7	-	220.3	220.3	-	25.6	194.6
Income Taxes (Deferred)	(280.1)	(36.9)	(243.1)	(219.8)	(54.1)	(273.9)	-	(35.3)	(238.6)
Net Income (Loss)	(554.5)	(402.8)	(151.7)	(710.4)	28.5	(681.9)	(825.0)	(375.5)	(306.3)
Credit Related Expenses	(875.5)	(1,376.0)	500.5	(614.1)	(174.8)	(789.0)	(970.0)	(1,311.5)	522.5

* Before Net Transfer to General Reserve,

Consolidated Business Profit = Non-consolidated Business Profit (before net transfer to general reserve) of Subsidiary Banks + Non-consolidated Income of UFJ Holdings + Income of Other Consolidated Subsidiaries + Income of Other Companies on Equity Method × % of Holding +/- Consolidation Adjustments such as Inter-company Transactions

1

UFJ

Initiatives to Reduce Problem Loans - Balance

<UFJ Bank + UFJ Trust>

FY04 End Balance: Yen 1.7 tn (- Yen 2.4 tn from End Sep. 04)

- Problem loan ratio reduced to 4.12%

Balance & Ratio

(Yen tn)

9 8 7 6 5 4 3 2 1 0

8.14%

3.84

0.79

8.50% 2.85 0.57

9.42%

1.95

0.13

4.12% 2.25

0.19 2.11 1.21 .37 2.16 1.48 0.30 0.62 3.27 0.25 0.86 0.67 0.17

Sep. 03 Mar. 04 Sep. 04 Mar. 05

10% 8% 6% 4% 2% 0%

Factors for decrease in balance since Sep.04

(Yen bn)

Upgrade to Normal Loan * (1,080)

Downgrade from Normal Loan * 360

Debt Forgiveness (360)

Loans Sold (590)

Collection, Write-offs, etc. (770)

Total (2,440)

* Normal + Other special mention

Other special mention

Normal loans to sub-standard borrrowers Sub-standard Doubtful Bankrupt & Quasi-bankrupt Problem loan ratio

Problem loans under Financial Reconstruction Law

2

Initiatives to Reduce Problem Loans – Credit Related Expenses

<UFJ Bank + UFJ Trust>

FY04 Credit related expenses: Yen 789.0 bn (Yen 181 bn less than estimated)

- Preparation to rehabilitate large troubled borrowers completed

(Yen bn)

H1 H2 FY04 Estimate as of Nov.24,’04 Estimate FY05 H1

Large Borrowers * 230.1 (117.2) 112.8 80.0

Other Borrowers 225.3 (55.3) 169.8 365.0 5.0

Business Deterioration 270.2 129.8 400.0 365.0 80.0

Decrease in Collateral Value/ 64.3 58.9 123.2 200.0 30.0

Losses on Loans Securitized/Sold

Reserve Transferred Back due to Newly (85.8) (208.6) (294.4)

Obtained Collateral or Collection (200.0) (105.0)

Collection of Written-off Claims (23.4) (35.4) (58.9)

Impact of Increase/Decrease of Reserve Ratio 158.8 347.4 506.2 525.0 (180.0)

Impact of Integration 120.0

Total 614.1 174.8 789.0 970.0 (55.0)

* Large borrowers which required prompt actions as of March 2004.

3

Initiatives to Reduce Problem Loans - Collateral & Reserves

<UFJ Bank + UFJ Trust>

Uncovered portion for Sub-standard and Doubtful borrowers decreased to

Yen 0.5 tn (End Mar. 05)

- Reserve ratio for uncovered claims on Sub-standard borrowers or below: 60.15%

Change of Uncovered Portion of Doubtful/Sub-standard Borrowers*

(Yen tn)

3.50

3.00

2.50

2.00

1.50

1.00

0.50

0.00

2.25

0.79

1.73

0.17

1.01

0.15

0.39 0.11

Mar. 02 Mar. 03 Mar. 04 Mar. 05

Overall Coverage Ratio for Sub-standard Borrowers or below

73.41%

Bankrupt/Quasi-bankrupt 100.00%

Doubtful 83.31%

Sub-standard 62.61%

Status of collateral valuation (FY04)

Number of Cases Sales Price Appraised Value

(Yen bn) (Yen bn)

Valuation by UFJ Trust 139 23.3 15.7

Valuation by Subsidiaries, etc. 1,504 573.7 387.3

Total 1,643 597.1 403.0

* Including claims which are not classified as Sub-standard claims on Sub-standard borrowers

4

Earnings by Business Lines

<UFJ Bank + UFJ Trust>

Increase in business profit in retail and corporate banking

- Total business profit declined due to decrease in market related income

(Yen bn)

	FY04	FY04 (Plan)	FY03	Change	FY04 H1 (Plan)
Gross Operating Profit					
UFJ Bank	1,140.3	1,132.0	1,198.2	(57.8)	517.6
Retail Banking	292.0	291.6	288.5	3.4	150.2
Corp. Banking	535.9	542.9	522.4	13.5	266.5
Global Banking & Trading	171.5	167.7	190.4	(18.9)	81.6
Others	140.9	129.8	196.8	(55.9)	19.3
Corp. Advisory Group*	74.0	80.6	107.6	(33.6)	31.3
Yen Denominated Bond Trading	108.6	112.2	149.4	(40.8)	25.0
UFJ Trust	158.7	161.0	164.1	(5.3)	72.9
Total	1,299.1	1,293.0	1,362.3	(63.2)	590.5

* The Corporate Advisory Group was integrated into Corporate Banking in April 05. Its results and plan are shown separately here for comparison purposes.

	FY04	FY04 (Plan)	FY03	Change	FY04 H1 (Plan)
Expenses (minus)	531.5	548.0	567.7	(36.1)	275.5
Business Profit (before net transfer to General Reserve)					
UFJ Bank	680.2	660.0	708.1	(27.8)	280.0
Retail Banking	82.8	82.4	70.6	12.2	50.2
Corp. Banking	337.0	343.9	319.2	17.9	167.0
Global Banking & Trading	124.7	118.7	142.2	(17.6)	59.5
Others	135.7	115.0	176.1	(40.4)	3.3
UFJ Trust	87.2	85.0	86.4	0.7	35.0
Total	767.5	745.0	794.6	(27.1)	315.0
<UFJ Holdings Consolidated>					
Ordinary Profit	(496.8)	(530.0)	(397.6)	(99.1)	260.0

Gross Operating Profit (Yen bn)


FY03
FY04
148.7
36.8
176.6
354.0
60.5
44.5
201.2
340.0
92.2
40.2
195.5
335.2
64.6
49.4
206.6
315.4
16.0
47.4
200.1
327.0
FY03 H1
FY03 H2
FY04 H1
FY04 H2
FY05 H1 (Plan)
Market related Income and Others
Trust related Business
Fees & Commissions
Interest Income on Loans and Deposits

5

UFJ

Income from Loans & Deposits (1) <UFJ Bank + UFJ Trust>

Enhance profitability by increasing lending to individuals and SMEs

Retail : Housing loans boosted loan balance. Stiff competition tightened loan spread

Corporate : Average lending balance of SMEs started to grow thanks to “Business Loans”, etc.

Loan balance decreased due to NPL disposal ( - Yen 1.3 tn in Corporate Advisory Group)

Interest Income by Business lines

(Yen bn)

400 300 200 100 0

27.8 11.9

123.8

190.5

26.4 12.0

123.5

178.1

23.8 12.2

122.9

176.2

11.7 20.4

122.2

161.1

17.8 14.8

121.9

172.4

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1(Plan)

Corporate Retail Global Banking & Trading Trust

(Includes Corporate Advisory Group)

(Yen tn)

Loan Balance (Avg.)

50

40

30

20

10

0

FY03 H1 FY03 H2 FY04 H1 FY04 H2

Overseas, etc. UFJ Trust Retail Banking

Corporate Advisory Group Corporate Banking

Domestic Loan Yield (UFJ Bank)

(%)

2.6 2.4 2.2 2.0 1.8 1.6 1.4 1.2

FY03 H1 FY03 H2 FY04 H1 FY04 H2

Retail Banking

UFJ Bank Overall

Corporate Banking + Corp. Advisory Group

6

Income from Loans & Deposits (2) <UFJ Bank>

Retail Loans Housing Loans : Avg. balance + Yen 893.7 bn, Spread -8bp

New loans in FY04 : Yen 1.56 tn

Boost sales via brokers, expand corporate tie-ups and increase business through retail branches

Spread decreased due to increased competition

Consumer Loans : Avg. balance + Yen 1 bn, Spread+70bp

Raised interest rate by avg. 1.5%, responding to the rise of default ratio (FY04 H2)

Corporate Loans Large firms : Avg. balance - Yen 130.2 bn, Spread -6bp

Loan balance decreased due to restructuring of balance sheet of large corporations SMEs : Avg. balance + Yen 218.4 bn, Spread -3bp

Increasing lending to SMEs through “Small Enterprise Support Campaign”

“Business Loan” origination : Yen 611.0 bn (FY04)

BIZWAY : New credit card for smaller enterprises / proprietors (commenced in May’ 05) Aiming to improve spread by promoting high margin products

Retail Loan Balance by Products and Spread (Avg.)

(Yen tn)

12 10 8 6 4 2 0

1.93% 1.91% 1.89% 1.86% 1.82% 1.78% 1.75%

0.3 0.3 0.3 0.3 0.3

0.3 0.3 1.4 1.3 1.2

1.6 1.5 1.4 1.4

1.8 1.7 1.4 1.4

1.4 1.4 1.4

6.4 6.8 7.3 7.6 7.8

5.4 5.9

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Housing Loan Apartment Loan Others Card Loan Spread

Corporate Loan Balance by Customer Segments and Spread (Avg.)

(Yen tn)

(Excluding Corporate Advisory Group)

25 20 15 10 5 0

1.20% 1.24% 1.24% 1.24% 1.25% 0.

1.21% 1.20%

2.3

2.2 1.8 1.6 1.5 1.1 1.2 5.1 5.4 4.9 5.2 5.8 5.5 5.1

7.2 6.8

6.5 6.4 6.6 6.8 7.3

7.2 6.9 6.5 6.2 6.4 6.1 6.4

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Large firms SMEs Public / Related Under monitor Loan Spread

7

Non-interest Income (1) <UFJ Bank + UFJ Trust>

Steady increase in fee and asset management income

Non-interest Income Ratio : 43.1% (+3.3 from FY03)

Retail : Significantly increased sales of investment products, especially variable annuity (fee income : +15.6%)

Corporate : Effective sales promotion of smaller/standardized products to SMEs (fee income : +7.8% )

Trust : Steady increase in real estate related income by leveraging group customer base (asset management income : +10.2% from FY03)

Non-interest Income by Business Lines

(Yen bn)

300 250 200 150 100 50 0

38.9 47.5 42.3 51.4 49.5

25.6 31.6 30.1 29.4 27.9

30.7 34.1 35.2 39.6 41.4

118.3 132.5 128.1 135.6 128.7

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1

(Plan)

Corporate Retail Global Banking & Trading Trust

(Includes Corporate Advisory Group)

Non-interest Income Ratio* (Domestic)

(Yen bn)

700 600 500 400 300 200 100 0

37.6% 42.0% 41.3% 44.8% 43.1%

213.5 245.7 235.7 256.0 247.5

354.0 340.0 335.2 315.4 327.0

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Interest Income Non-interest Income Non-interest Income Ratio

* Non-int. Income Ratio = Non-int. Income/(Int. Income + Non-int. Income) Non-int. Income = Fee Income + Trust Business Income (Excluding Market Related income and Overseas Income)

8

Non-interest Income (2)

<UFJ Bank>

Retail: Fee Business Investment product sales : Yen 20.6 bn (+ Yen 8 bn)

Variable annuity sales increased significantly

Additional sales staff and improved staff training

Introduced new CRM (from FY04 H2) ATM related commissions : Yen 33.4 bn (+Yen 3 bn)

Alliance with consumer finance companies for lending

ATM alliance with MTFG, aiming to enhance customer convenience

Corporate: Fee Business Settlement : Yen 75.4 bn (+ Yen 4.1 bn)

Develop and promote new settlement product integrated with lending

Aiming to increase business volume by introducing Electronic Banking / Cash Management Services

Investment banking : Yen 73.1 bn (+ Yen 2.6 bn)

Effective sales promotion of privately placed bonds, syndicated loans and asset finance through corporate banking offices n

Derivatives : Yen 52.5 bn (+ Yen 5.1 bn)

Sales of forex products boosted by forex market fluctuation

(Yen bn)

Retail Fee Income by Products

45

40 35

30

25 20

15

10 5

0

2.6 2.7 3.0 3.7 3.1 3.5 3.8

2.2 3.5 5.3 7.3 8.7 11.9 14.2

22.5 23.6 22.3 23.1 23.5 24.2 23.4

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Other commissions Investment products sales Forex.

Corporate Fee Income by Products

(Yen bn) 140

120 100 80 60 40 20 0

1.0 1.6 1.9 2.4 2.6 3.0 2.5

12.2 13.4 13.9 14.2 14.2 14.5 14.9

13.4 18.0 20.2 27.2 25.2 27.3 24.5

8.9 22.4 32.6 37.8 34.6 38.5 33.3

34.6 38.6 40.4 45.1 46.2 48.2 50.1

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Domestic commission Investment banking Derivatives Forex. Others

9

Non-interest Income (3)

<UFJ Trust>

Trust related Business

Gross operating profit : Yen 89.6 bn (+ Yen 8.3 bn)

Corp. agency : Achieved record high profit by reducing customer defection and by securing new customers

Real estate : Increase in Gross Operating Profit in both intermediary and securitization business by sharing information within UFJ group

Asset securitization : Established framework for full launch of next generation major products

Pensions & securities: Decrease in Gross Operating Profit due to transfer of administrative business to Master Trust Bank of Japan (impact : - Yen 3.2 bn) and return of substituted portion of Employees’ Pension Fund

Private client service : Strong sales of investment trusts and variable annuities

Steady progress in offering service to UFJ Bank customers

Corporate : Trust agency system (started in Mar. 2002) business growing steadily

Individual : Each UFJ Bank branch started offering inheritance related services in January 2005 utilizing trust agency system

Trust-related income by products

(Yen bn)

60 50 40 30 20 10 0

* Figures for “pension/securities” include fees earned at MTBJ after transfer of administration

1.5 2.3 2.1 3.4 2.3 2.5 2.8

3.2 4.3 4.8 5.6 5.3 6.5 7.7

3.6 4.6 5.0 7.1 7.6 11.3 8.2

13.2 25.5 13.4 17.6 13.5 17.7 15.2

14.2 14.4 14.4 14.9 16.4 16.6 18.1

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Corporate agancy Pensions/securities Real estate Private clients Asset securitization

No. of deals in cooperation with UFJ Bank

1,600 1,400 1,200 1,000 800 600 400 200 0

41 142 70 129 48 272

47 119 91 156 85

373

90 151 138 153 101

408

104

249

123 180

216

413

122

264

123 119

239

374

130

256

137 144

342

394

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2

Real estate(individual) Inheritence Asset securitization Corporate agency Pension Real estate

10

General & Administrative Expenses <UFJ Bank + UFJ Trust>

Expenses decreased mainly due to reduction in workforce and employee bonuses

(Yen bn)

<non-consolidated> FY04 (Plan) FY03 Change

Expenses 531.5 548.0 567.7 (36.1)

Personnel exp. 165.5 174.9 210.2 (44.6)

Non-personnel exp. 335.5 341.1 329.0 6.4

FY04 General & Administrative Expenses Personnel expenses : Reduction in workforce and bonuses, strict application of performance based compensation plan reduced expenses by Yen 44.6 bn compared to FY03 Non-personnel expenses : Strategic business investments increased expenses by Yen 6.4 bn compared to FY03

Domestic Branches

600 500 400 300 200 100

Mar. 98 Mar. 02 Mar. 03 Mar. 04 Mar. 05

588

517

406 398 398

Reduction of overlapping branches after integration

No. of Employees

30 20 10 0

Mar. 98 Mar. 02 Mar. 03 Mar. 04 Mar. 05

29.8

24.2

22.3

20.3 19.5

(Thousand)

IT Investment

(Yen bn)

250 200 150 100 50 0

11.1

63.0

137.6 129.7 115.0

81.3 108.3

Integration of Sanwa Bank and Tokai Bank

FY00 FY01 FY02 FY03 FY04

IT cost for integration IT investment

Expenses (annual)

(Yen bn)

400 350 300 250 200 150 100

FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04

Personnel exp. Non-Personnel exp.

11

Gains/Losses on Equities <UFJ Bank + UFJ Trust>

Yen 225.2 bn loss on equities mainly due to revaluation loss of preferred shares and shares in subsidiaries

(Yen bn)	H1	H2	FY04
Gains/losses on Stocks & Other Equity Securities	(100.2)	(125.0)	(225.2)
Gains on Sales	163.6	49.5	213.2
Losses on Sales	(5.3)	(26.5)	(31.9)
Revaluation Losses	(258.5)	(148.0)	(406.5)
Losses on Preferred Stocks	(144.1)	(121.8)	(265.9)
Losses on Stocks Issued by Credit Guarantee Subsidiaries, etc.	(105.9)	(25.3)	(131.2)
Net Transfer to Reserve for Investment Losses	(134.9)	70.3	(64.5)

Rules for Realizing Revaluation Losses on Shares

- A loss shall be recognized when the market price falls by 50% or more below the book value. For shares of a Substandard or an Other Special Mention borrower, a loss shall be realized if the market price falls by 40% or more below the book value. For a share of a Doubtful borrower, a loss shall be realized if the market price falls by 30% or more below the book value.
- Special rules related to preferred shares: depleted to memorandum price (upon 100% depletion of applicable class of stock under a reasonable revitalization plan). Foregoing basic rule applies in circumstances where assistance is provided (if less than a 100% depletion).
- Special rules related to stock acquired by DES: In addition to the foregoing, if amount of debt retired upon implementation of DES multiplied by the forecast loss rate surpasses amount of depletion, the difference is booked under reserves for losses on securities.

12

Equity & Bond Portfolio <UFJ Bank + UFJ Trust>

Total unrealized gain on stocks and bonds: UFJH Consolidated Yen 398.9 bn (Yen 147.8 bn increase from Sep. 04)

Balance & unrealized gain/loss

(UFJHD Consolidated)

<Stocks>

(Yen tn)

4 3 2 1 0

(Yen bn)

600 400 200 0 (200) (400)

0.43 342.9 358.6 343.9 454.3

2.42 0.56 0.87 0.72 0.64

(182.0) 2.55 2.12 1.87 1.92

Mar. 03 Sep. 03 Mar. 04 Sep. 04 Mar. 05

Securities with no market value Securities with market value Unrealized gain/loss Book value of stocks sold: Yen 550.4 bn

- Approximately 50% sold via block-trading Sales Plan in FY05 H1: Yen 85 bn

Balance & unrealized gain/loss

(Non-consolidated)

20 15 10 5 0

<Bonds>

(Yen tn)

(Yen bn)

200 100 0 (100) (200)

2.2 2.5 150.9 1.9 1.9 2.5 2.3 2.0 1.5 2.5 2.5 4.7 8.0 8.8 6.0 (24.9) 6.6 (57.7) (69.1) (125.4) 8.9 4.5 5.2 3.6 5.5

Mar. 03 Sep. 03 Mar. 04 Sep. 04 Mar. 05

Short-term JGB Foreign bond Unrealized gain/loss

Mid- to Long-term JGB Others

JGB Duration (Banking Account)

(Year) Mar. 04 Sep. 04 Mar. 05 Balance Mar.05

(Yen tn)

UFJ Bank 3.52 2.68 1.79 12.2

UFJ Trust 5.14 4.71 4.52 1.3

Sensitivity (BPV) (UFJ Bank + UFJ Trust)

(Yen bn) Mar. 04 Sep. 04 Mar. 05

Domestic Bond (4.58) (3.20) (2.66)

Foreign bond (0.54) (0.68) (0.65)

Note : Sensitivity is reduced by approx. Yen 500 mn for Sep. 04 and Mar. 05 as privately placed bonds are excluded from domestic bonds in terms of sensitivity management

13

BIS Capital Ratio <Consolidated, UFJ Bank consolidated, UFJ Trust consolidated>

Consolidated BIS capital ratio for UFJHD as of End Mar. 05 : 10.39%

(Yen bn)

	End Mar. 05			End Sep. 04			End Mar. 04		
	UFJHD	UFJ Bank	UFJ Trust *	UFJHD	UFJ Bank	UFJ Trust *	UFJHD	UFJ Bank	UFJ Trust *
Total Capital	4,513.1	4,161.5	400.5	4,288.2	3,957.4	330.4	4,268.6	3,500.3	532.6
Tier 1	2,313.4	2,124.0	309.3	2,203.9	2,021.1	245.6	2,175.2	1,789.0	361.0
Tier 2	2,278.6	2,110.9	179.8	2,159.1	2,006.8	169.2	2,175.2	1,789.0	175.9
Risk-weighted Assets	43,405.9	39,680.0	3,093.3	43,207.7	39,419.1	3,480.9	46,185.9	41,849.9	4,138.2
BIS Capital Ratio (%)	10.39%	10.48%	12.94%	9.92%	10.03%	9.49%	9.24%	8.36%	12.87%
Tier 1 Ratio (%)	5.32%	5.35%	9.99%	5.10%	5.12%	7.05%	4.70%	4.27%	8.72%

* While UFJ Trust adopts the Domestic Standard, the International Standard is applied in the table above (11.93% for the Domestic Standard, as of 31 Mar. 2005).

- FY04 : UFJHD posted net consolidated loss of Yen 554.5 bn
  UFJ Bank received capital of Yen 700 bn from MTFG (Sep. 2004)
  Yen 80 bn was reallocated from UFJ Trust to UFJ Bank (Sep. 2004)
  UFJ Holdings subscribed to Yen 50 bn of UFJ Bank preferred shares (Mar. 2005)
- BIS capital ratio for Sep. 05 (consolidated):
  10.0-10.5% at UFJHD, approx. 10.5% at UFJ Bank
  approx. 12.0% at UFJ Trust (Domestic Standard)

14

UFJ

Deferred Tax Assets (DTA) <Consolidated>

DTA (net) of UFJHD: Yen 1,093.6 bn (- Yen 112.3 bn from Sep. 04)

DTA / Tier 1 ratio: 47.2%

Estimated taxable income based on conservative business profit projection of

Yen 703.0 bn per year, compared with Yen 767.5 bn of aggregated business profit for UFJ Bank and UFJ Trust in FY04

Business profit* (5 years, UFJ Bank+UFJ Trust): Yen 3,515.1 bn (Yen 703.0 bn per year) Valuation allowance: UFJ Bank Yen 1,013.8 bn, UFJ Trust Yen 107.9 bn

DTA (UFJHD)

(Yen tn)

2 1.5 1 0.5 0

Mar. 03 Sep. 03 Mar. 04 Sep. 04 Mar. 05

(%)

100 80 60 40 20 0

DTA (Net) DTA/Tier I Ratio

* before net transfer to general reserve

15

Forecasts for FY2005 H1 <Consolidated, UFJ Bank + UFJ Trust>

FY05 H1 Net income: Yen 140 billion (UFJ Holdings Consolidated)

Credit related expenses : Reversal of Yen 55 bn (UFJ Bank + UFJ Trust, including Yen 120 bn* of integration related costs)

Other integration related expenses : Yen 110 bn*

UFJH Consolidated

(Plan) FY05 H1 FY04 H1 FY04

Yen bn

Operating Income 1,080.0 1,211.0 2,305.3

Ordinary Profit 260.0 (474.8) (496.8)

Net Income 140.0 (674.2) (554.5)

2 Banks Non-Consolidated

(Plan)FY05H1 FY04H1 FY04

Yen bn

Business Profit 315.0 394.7 767.5

Ordinary Income 195.0 (535.5) (729.5)

Net Income 135.0 (710.4) (681.9)

Credit Related Expense 55.0 (614.1) (789.0)

*Extraordinary charges of approximately Yen 360.0 bn is expected due to the integration in FY05.

16

Integration

This document contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), UFJ Holdings, Inc. (“UFJ”) and their respective group companies (collectively, the “new group”). These forward-looking statements are based on information currently available to the new group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by MTFG, UFJ and the other companies comprising the new group, including Japanese securities reports, annual reports, shareholder convocation notices, and MTFG’s registration statement on Form F-4, for additional information regarding such risks and uncertainties.

In addition, information on companies and other entities outside the new group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed.

The financial information used in this document was prepared in accordance with accounting standards generally accepted in Japan, or Japanese GAAP.

Risk factors

FY04 Combined financial results 1

FY05 Combined earnings targets 2

Combined figures (1) Profits 3

Combined figures (2) Deposits & 4

Loans

Combined figures (3) Financial 5

strength

Progress of integration 6

7

Summary of merger agreement Holding company)

Governance and organizational 8

structure of MUFG

Key issues 9

New group’s profit targets 10

Realizing cost synergies 11

Initiatives for early realization of 12

synergies

Reference

New group’s profit targets - 13

Retail

New group’s profit targets - 14

Corporate

New group’s profit targets - 15

Trust Assets

New group’s governance structure 16

Combined figures 17

Risk Factors

The success of the management integration and achieving the financial targets presented in this presentation is subject to many uncertainties and risks. The following are a few of those risks. See also other public filings made by MTFG and UFJ Holdings, including the Form F-4 that was filed by MTFG with the SEC.

Possible difficulties in integrating the business and operations of MTFG and UFJ, including: unanticipated asset-quality problems in MTFG and UFJ’s asset portfolio; delay or difficulties in integrating the domestic and overseas branch and subsidiary network and head office functions; difficulties in integrating information and management systems; difficulties in integrating personnel and corporate culture; difficulties in implementing and maintaining uniform internal controls, disclosure policies and other standards to a significantly larger operation; and possible impairment of strategic relationships.

The combined entity’s (“MUFG”) customer base may be eroded – Expected scale of business may not be achieved.

A number of revenue increases depend on growth in the overall market

Mortgage loans

Investment banking services Annuities Wealth management products Pension administration

The various macro-economic factor assumptions may be incorrect. In particular, some revenue projections are dependent on interest rate increases.

MUFG may not be able to achieve the goals of its business strategies due to:

Weak economic conditions in Japan

Declines in stock prices and real estate prices in Japan Adverse regulatory developments or changes in laws, governmental policies or economic controls in Japan Competitive pressures in Japan and overseas

MUFG may have to offer lower commission rates MUFG may have difficulties providing distinguishable products and services

Changes in the business environment may lead to:

Unsuccessful cross-selling efforts Unsuccessful deployment of personnel Anticipated synergies failing to materialize

MUFG’s strategy may expose it to higher risks:

High default rates in consumer finance and SME loans

Interest rate risks in new products

Foreign exchange risks in overseas business

If STB brings additional lawsuits against UFJ Group, the management integration may be unnecessarily delayed and significant litigation-related costs may arise.

Possible difficulties or delay in acquiring necessary approvals, or unfavorable conditions may be unexpectedly imposed by relevant regulatory authorities with respect to the merger of the holding companies and their key operating subsidiaries.

FY04 Combined financial results

(¥ Billion)

FY04 FY04 FY08

Targets*1 Results*1 Targets

announced in February

Consolidated net

Approx. 1,600 Approx. 1,710 Approx. 2,500

operating profit

Consolidated

50%~55% Range Approx. 50% 40%~45% Range

expenses

Consolidated net

-410 -216 Approx. 1,100

profit

Consolidated ROE Approx.-9% -4.8% Approx. 17%

*1 Combined base of both groups’ publicly announced financial estimates

Assumed Macro Projections

FY2005 FY2006 FY2007 FY2008

3MTibor(average for period) 0.13% 0.29% 0.41% 0.46%

10yr JGB yield(average for period) 1.81% 2.22% 2.29% 2.29%

JPY for 1 USD(end of period) ¥105 ¥105 ¥105 ¥105

Real GDP growth rate (annual rate) 1.1% 1.9% 1.0% 1.8%

1

FY05 Combined earnings targets*

* Combined figures of MTFG for 1st half +UFJ for 1st half +MUFG for 2nd half

?Consolidated ? (¥Billion)

MTFG for 1st half : 1,300 + Full year (combined)

Ordinary MUFG for 2nd half: 2,550

income UFJ for 1st half

1,080 3,850 4,930

MTFG for 1st half: 300 + Full year (combined)

Ordinary MUFG for 2nd half: 600

profit UFJ for 1st half 900

260 1,160

MTFG for 1st half: 140 + Full year (combined)

MUFG for 2nd half: 260

Net income UFJ for 1st half

400 540

1st half: the six months ending September 30, 2005; 2nd half: the six months ending March 31, 2006; Full year: the year ending March 31, 2006

2

Combined figures (1) Profits

- **The new group's profit far exceeds that of other Japanese banking groups**

Profitability comparison with domestic "mega banks" (FY04)



(¥ trillion)
4.0
2.0
0.0
Consolidated Gross Profit*2
Consolidated Business Profit*3
MUFG*1
(MTFG+UFJ)
Mizuho
SMFG

*1 Simple sum of MTFG and UFJ's results
*2 Before Credit costs for trust accounts
*3 MUFG: Before Provisions and Credit costs for trust accounts.
The source of the other groups' data is their financial statements.

Profitability comparison with major global banking groups(FY04)



(¥ trillion)
10.0
5.0
0.0
Consolidated Gross Profit*4
Consolidated Business Profit*4
MUFG FY2008 Targets*5
Citi
HSBC
BOA
JPM
MUFG*1
(MTFG+UFJ)

*4 Figures of foreign banking groups are calculated at 105Yen/1US$ with their financial statements as follows:
Consolidated gross profit : Total revenue (income)-Interest expenses
Consolidated business profit before provisions : Consolidated gross profit – Policyholder benefits and claims-Operating expenses excluding integration costs, litigation reserve charge and goodwill amortization

*5 Targeting figures of MUFG for FY08 are before consolidation adjustments basis

MTFG 3 UFJ

Combined figures(2)Deposits & Loans

An industry-leading customer base in loans & deposits

(The following data is as of Mar31, 2005

Lending balance Lending balance Deposit balance*3

(Consolidated) to SMEs and Individuals*2 (Domestic)

( ¥ trillion)

100 80 60 40 20 0

MUFG*1

MTFG+UFJ)

Mizuho FG

SMFG

¥ trillion

50 40 30 20 10 0

Loans to individuals (including business loans to individuals)

¥ trillion

120 100 80 60 40 20 0

Corporate etc.

*1 Simple sum of MTFG and UFJ figures

Source: Each company’s financial statements

* 2 Sum of banking and trust accounts. MTFG figures: BTM + MTB; UFJ figures: UFJ Bank+ UFJ Trust and certain subsidiary companies. Mizuho figures: Mizuho Bank + Mizuho Corporate Bank + Mizuho Trust+Specialist revitalization subsidiaries. SMFG figures: SMBC non-consolidated.

*3 All data is non-consolidated base. MUFG: BTM+MTB+UFJ Bank + UFJ Trust; Mizuho: Mizuho Bank + Mizuho Corporate Bank +Mizuho Trust; SMFG:SMBC.

4

Combined figures (3) Financial Strength

The new group expects to have a strong balance sheet

Amount and ratio of NPLs disclosed under the Tier 1 Capital Financial Revitalization Law*1

(¥ trillion)

10.39%

12.0 10.0 8.0 6.0 4.0 2.0 0.0

MUFG SMFG MIZUHO

( MTFG+UFJ)*2

End Mar’02 End Mar’03 End Mar’04 End Mar’05

*1 MTFG figures: BTM + MTB; UFJ figures: UFJ Bank+ UFJ Trust and certain subsidiary companies. Non-consolidated base.

*2 Simple sum of MTFG and UFJ’s Results

(¥ billion)

(as of Mar31, 2005)

7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

3.33%

Tier1 Ratio 5.91%

( 2.98%)*3

Tier1 Ratio 5.38%

( 1.00%)*3

Tier1 Ratio 6.19%

( 2.52%)*3

MUFG SMFG MIZUHO

( MTFG+UFJ)*4

Tier 1 (excluding Public funds and DTA) Deferred Tax Assets Public Funds

*3 Excludes public funds and differed tax assets

*4 Simple sum of MTFG and UFJ’s capital excluding preferred shares of 700 billion yen issued by UFJ Bank

5

Progress of Integration

Merger preparations on track

Date	Event
04/8	Basic agreement on integration
04/9	Capital injection from MTFG to UFJ
05/2	Integration agreement signed / Merger ratio announced
05/4	Merger agreement signed
05/5	Registration with U.S. SEC (F-4) declared effective
05/5	FY04 Financial Results Announcement
05/6	Dispatch proxy materials (scheduled for June 13th)
05/6	Shareholders' meeting (June 29th) (Meeting to approve merger)
05/9	Obtain the approval for merger (scheduled)
05/10	Creation of Mitsubishi UFJ Financial Group

MTFG 6 UFJ

Summary of Merger Agreement(Holding company)

Company Name: Mitsubishi UFJ Financial Group, Inc.

Merger method: Merger, whereby Mitsubishi Tokyo Financial Group (MTFG) will be the surviving entity and UFJ Holdings (UFJHD) will be the dissolving entity

Merger ratio: 0.62 share of MTFG common stock for each share of UFJHD common stock

One share of MTFG preferred stock for each share of UFJHD preferred share

Date of shareholders’

meeting to approve merger: June 29, 2005 (MTFG and UFJHD)

Date of Merger: October 1, 2005 (Registered merger date: October 3, 2005 (scheduled))

Merger-related cash

distribution: No cash distribution will be made

Date from which dividends

on the shares of common stock

to be allotted and delivered

in connection with the merger

shall be calculated: October 1, 2005

Top Management: Chairman: Ryosuke Tamakoshi (UFJHD)

Deputy Chairman: Haruya Uehara (MTFG)

President & CEO: Nobuo Kuroyanagi (MTFG)

7

New group’s corporate governance structure

New holding company’s corporate governance structure

General Meeting of Shareholders

Board of Corporate Auditors

(3 of 5 are outside corporate auditors)

Board of Directors

(Outside directors: 4)

Report/Advise

Voluntary committees

Internal Audit and Compliance Committee Nomination Committee Remuneration Committee

Executive Committee

President & CEO

Report

Corporate Risk Management Committee, etc.

Advise

Advisory Board External experts)

Integrated Business Group

Corporate Staff Units

Corporate Risk Management Units

Audit

Internal Audit Unit

Report

···include external members

8

Key issues Fully implement integration plan as scheduled to create MUFG

Achieve the new group’s income targets

Early realization of profit synergies

Preparation for a ‘good start’

Realization of cost synergies

Fully execute integration plan

9

New group's profit targets

- Target consolidated net operating profit of approx. ¥2.5 trillion for FY 2008, Integration synergies target approx. ¥220 billion.
- Target of approx. 4-5% annual average organic growth from existing businesses, excluding positive impact of higher interest rate

Consolidated net operating profit target



FY08 targets
Approx. ¥2.5trn
Others
(incl. Treasury /UNBC)
FY04 Results*1
Approx. ¥1.71trn
Retail
Corporate
Trust
Assets

	FY04 Results	FY08 targets
Core N. OP/Total ratio:	72%	85~90%
Expense ratio:	50%	40-45%
Consolidated ROE:	–	Approx. 17%

*1 Based on simple sum of the two groups' figures.

Breakdown of increased amount in consolidated net operating profit for FY08 compared to FY04 (image)



Effect of increase in interest rates (Approx. 21%)
Growth of existing operations (Approx. 34%)
Consolidation of subsidiaries (Approx. 18%)
Integration benefits (Approx 27%)
Cost synergies: Approx. ¥240 bn
Revenue synergies: Approx. ¥40bn
Annual average one-time cost: Approx.¥(60)bn

【Macro-economic scenario】

	FY2005	FY2006	FY2007	FY2008
3MTibor (average for period)	0.13%	0.29%	0.41%	0.46%
10yr JGB yield (average for period)	1.81%	2.22%	2.29%	2.29%
JPY for 1 USD (end of period)	¥105	¥105	¥105	¥105
Real GDP growth rate(annual rate)	1.1%	1.9%	1.0%	1.8%

MTFG 10 UFJ

Realizing cost synergies

- **Expect significant cost synergy benefits starting from FY07 (Approx. 50% Phase-in in FY07)**
- **Fully realize cost synergies in FY08 after completing systems integration**

Schedule for realization of cost synergies



Integration date (Oct.1, 2005)
(Day 1)
System integration completion date
(by end March, 2008)
(Day 2)
Realize approx. 50% of cost synergies
05/3(actual)
06/3(target)*1
07/3(target)
08/3(target)
09/3(target)

Cost reduction benefits (FY08) approx. ¥240bn

Branch consolidation	Approx. ¥20bn
Subsidiaries related	Approx. ¥30bn
Staff reduction	Approx. ¥40bn
Head office expenses, etc	Approx.¥ 60bn
Systems	Approx. ¥80 - 90bn

One-time integration expenses	Annual average Approx. ¥60bn

Staff reduction/relocation (image)



approx 4,000 staff
approx 6,000 staff
Reallocation to strategic businesses:
Investment product sales for the rich
SME business
Investment trust management
Pensions business
Staff reduction:
mainly though Attrition

Staff: Approx. 46,000 → to be reduced by net approx. 6,000 mainly through attrition etc. to approx.40,000.

Branches: Approx. 1,050 branches → Commence consolidation from integration day (approx. 200 branches)) → approx 850 branches.

*1 In addition to these one-time costs, extraordinary charges of approx. JPY 360 Bn (a majority of which is non-cash items such as write-offs and provision for additional reserves) are expected in FY05

MTFG 11 UFJ

Current initiatives for early realization of synergies

Actively pursuing various initiatives ahead of the integration

Retail business

Launch innovative products (BTM): Strategic alliances with Manulife, AIG, Millea, etc., aiming to increase revenue Promote “comprehensive card” (BTM): Focus on customer security, strengthening consumer finance business Fully develop securities intermediation business (BTM, UFJBK): Extend to almost all branches of BTM and UFJBK Pursue channel reform project “UFJ 24” (UFJBK): Enhance quality of customer contact and customer convenience Launch innovative housing loan products (e.g., faster credit assessment); top lender via corporate tie-ups (UFJBK)

Business with SMEs

Business alliance with Daido Life (BTM, May 05): Strengthen sales channel for standardized loan products Launched new card loan “BIZWAY” (UFJBK, May 05): Strengthen business with small enterprises/ proprietors

Opened small offices in 12 locations (BTM FY04, H2): targeting new customers, continue to increase locations after integration Launch new standardized loan products for SMEs (UFJBK & BTM)

Investment trusts/Pensions

Established Mitsubishi Asset Management and plan to merge with UFJ Partners (as soon as possible after Oct. 05): Maximize asset management synergies

Commenced global securities lending: Linked three custody operation centers, including Japan, U.S. and Europe

Established new investment products development division (MTB, April 05; UTB, May 05): Continue to launch a series of new products including 3rd party alliances

12

Reference: New group’s profit targets - Retail

Aim to grow net operating profit more than 2.5-fold in FY08 compared to FY04, excluding benefit from interest rate increase Key drivers: Consumer finance, investment product sales and cost synergy

Retail – Net operating profit targets (image)

Target more than 2.5-fold growth compared to FY04

Approx. ¥270bn

Benefit from increase in interest rates

Integration benefits

Consolidation of subsidiaries

Organic growth

FY04 Results

(simple sum of two groups’ figures)

FY08 Target

Main integration benefits

Consumer finance

Expand sales of “comprehensive cards”, fully use wide variety of strong subsidiaries & affiliates

Investment product sales

Enhance sales skills through SPR (Sales Process Reengineering), strategic allocation of staff, mutually supply products

Housing loans

Share strengths in marketing to housing sales agents, product development, and sales skills

Cost synergies

Systems integration, branch integration/closure, more efficient use of human resources, etc.

Business strategy

Consumer finance

Promote sales of “comprehensive card” with credit card feature issued by bank

Strengthen Group card business with UFJ Nicos and DC Card as main entities

Improve product line-up including alliance products with ACOM and Mobit

Investment product sales

Actively utilize strategic alliances, increase customer relationship staff by approx.1,000

Aim to increase investment product sales by around 80%

(FY04 sales of equity investment trust and annuity insurance: approx. ¥2.1 trn)

Housing loans

Strengthen marketing capability to housing sales agents and employees of corporate clients; product development; open local housing loan offices

Aim to grow origination by approx. ¥600 billion compared to FY 04 results

(FY04 origination: approx. ¥3.2 trn)

13

Reference: New group’s profit targets - Corporate

Aim to grow net operating profit by 30-40% (FY08 compared to FY04) Key drivers: Lending to SMEs, investment banking, settlement business and overseas business

Corporate – Net operating profit targets (image)

Target 30-40% increase compared to FY04

Approx. ¥950bn*1

Benefit from increase in interest rates

Organic growth

Integration benefits

FY04 Results FY08 Target

simple sum of two groups’ figures)

*1 Exceeded the forecast of approx. ¥920bn announced in February,2005 by approx. 30bn.

Main integration benefits

Settlement business

Promote UFJ’s domestic settlement services and MTFG’s overseas services to the combined franchise

Overseas business

Leverage MTFG’s overseas network to group-wide customers

Cost synergies

Integrate overlapping offices, reduce staff, eliminate business overlaps

Share adjustments (negative factors)

Lending, corporate bond underwriting, etc.

Business strategy

SME business: significant increase in direct customer contact

Strengthen distribution channels (establish small branch offices and specialist SME department)

Strengthen alliances (TKC?Daido Life, etc.)

Enhance product line-up (full-scale launch of BIZWAY)

Settlement business

Launch products integrated with lending, IT and investment banking functions

Investment banking

Strengthen securities intermediation business, syndicated loans, securitization, derivatives, etc.

Real estate business

Implement business strategy suitable for each customer segment, and promote securitization through cooperation among banking, trust and securities

Securities business

Leverage Group customer base to strengthen M&A and underwriting,etc.

14

Reference: New group’s profit targets – Trust assets

Aim to grow net operating profit three fold (FY08 compared to FY04) Key drivers: Provide full-line service as Japan’s leading trust company and efficiency enhancement resulting from major increase in scale

Trust Assets – Net operating profit targets (image)

Target approximately 3-fold increase compared to FY04

Approx. ¥20 bn

NOP

Organic growth

Integration benefits

Gross profit

Operating expenses

FY04 Result FY08 Target

(simple sum of two groups’ figures)

Main integration benefits

Complementary products and enhanced products development capability

Further strengthen product line-up, particularly in active products

Cost reductions

Enhanced efficiency and reduced staffing levels by systems integration and consolidation

Share adjustments (negative factors)

Share adjustment in duplicated trust clients

Business strategy

Pensions business

Strengthen sales capability of active investment products increase the share of products with higher fees

Investment trusts management and administration

Leverage competitive advantages such as distribution channels and internal resources of new investment trust company; strengthen sales support capability

Grow equity investment trust assets

Custody/Asset administration

Enhance seamless domestic and overseas operation

Enhance product capability and efficiency of Master Trust Bank of Japan

15

Reference: Governance and Organizational Structure of MUFG

Governance

Directors: 16

: Outside directors 4

Internal 12 (MTFG 8/UFJ 4)

Auditors:5

: Outside Auditors 3 Internal 2(MTFG1/UFJ1)

Total 21

Outside 7

Internal 14

Corporate system with both directors and corporate auditors, which also incorporates the best practices of the mandatory board committee 3 structures to add outsider’ viewpoints: Enhance transparency and shareholder accountability:

1. Board of Directors: Appoint several external directors?Introduce voluntary committees(*) under the board

( *)Three committees (Audit, Nominations, Remuneration) chaired by external directors. Each committee has a majority of external members.

2. Audit Committee: Majority are outside auditors 3. Advisory Board comprising external experts.

The voluntary audit committees of the new bank, the new trust bank and the new securities company will each be comprised of a majority of external members.

Structure

Aim to provide customer-focused services and establish an integrated organizational structure’ to offer products and services to each customer segment that go beyond the boundaries of existing business entities

Introduce an Integrated Business Group to the new holding company

Establish certain head office functions of the new bank in Nagoya and Osaka

16

【Reference】Combined figures

- **Figures are simple sums of MTFG and UFJH figures for FY03 and FY04**
  (Simple aggregate figures even when adjustment is necessary due to differences in accounting treatment)

<Consolidated financial results> (¥bn)

	Sum of Consolidated HD	FY03	FY04	Change
1	Gross profits*	3,371.8	3,398.9	27.0
2	Gross profits before trust accounts charge-offs	3,398.8	3,414.1	15.2
3	General and administrative expenses	1,753.4	1,725.9	(27.5)
4	Consolidated net business profits before credit costs for trust accounts and provision for formula allowance for loan	1,645.3	1,688.2	42.8
5	Provision for formula allowance for loan losses	280.0	0.0	(280.0)
6	Net business profits*	1,338.3	1,673.0	334.6
7	Net non-recurring losses*	(1,157.6)	(1,576.5)	(418.9)
8	Credit related costs of Bank A/C	(1,291.2)	(1,277.1)	14.1
9	Net losses on equity securities	242.5	(177.0)	(419.6)
10	Ordinary profit (loss)	180.7	96.4	(84.2)
11	Net special gains (losses)	367.4	324.4	(42.9)
12	Income(loss) before income taxes and others	548.1	420.9	(127.2)
13	Income taxes-current	60.0	87.1	27.1
14	Income taxes-deferred	267.5	489.0	221.5
15	Minority interest	62.4	60.7	(1.7)
16	Net income (loss)	158.0	(216.1)	(374.1)

- In the case of UFJ, consolidated net business profits before credit costs for trust accounts and provision is calculated by deducting general and administrative expenses from gross profits before trust accounts charge-offs. The A/Cs with * are after deducting trust A/Cs charge-off, being different from the ones in the supplementary data in UFJ's earning release.

<Major B/S accounts (Bank A/C)> (¥bn)

	Sum of Consolidated HD	End of FY03	End of FY04	Change
17	Loans and bills discounted	89,052.7	83,801.0	(5,251.6)
18	Domestic offices	78,983.6	73,680.7	(5,302.8)
19	Loans to both small/medium-size companies and individual clients	47,148.3	45,271.1	(1,877.1)
20	Total domestic consumer loans	19,067.7	19,502.1	434.3
21	Housing loans	17,375.0	18,005.5	630.4
22	Overseas offices	6,457.7	6,575.6	117.8
23	Investment securities	50,355.5	50,594.1	238.6
24	Domestic equity securities (sum of the 4 banks)	6,755.4	7,166.9	411.5
25	JGB (sum of the 4 banks)	28,318.3	28,648.5	330.1

	Sum of Consolidated HD	End of FY03	End of FY04	Change
26	Deposits	119,073.3	118,274.4	(798.8)
27	Domestic deposits (sum of the 4 banks)	103,140.9	102,268.4	(872.4)
28	Individuals	60,156.7	59,807.6	(349.0)
29	Corporations and others	42,984.2	42,460.8	(523.3)
30	Total shareholders' equity	5,960.3	5,957.9	(2.4)

<Loans and deposits> (¥bn)

	Sum of the 4 banks (Non-consolidated)	End of FY03	End of FY04	Change
31	Average balance of loans (sum of the 4 banks)	83,817.0	82,834.0	(982.9)
32	Average balance of deposits (sum of the 4 banks)	109,878.1	111,469.1	1,591.0

<Disclosed claims under the FRL> (¥bn)

	Sum of the 4 banks (Non-consolidated)	End of FY03	End of FY04	Change
33	Disclosed claims under the FRL	5,368.4	3,008.0	(2,360.3)
34	Claims to bankrupt and substantially bankrupt	444.8	279.1	(165.7)
35	Claims under high risk	2,024.9	1,407.2	(617.6)
36	Claims under close observation	2,898.6	1,321.6	(1,576.9)
37	Total claims	94,719.2	90,285.7	(4,433.5)
38	NPL ratio	5.66%	3.33%	(2.33points)

<BIS capital ratio>

	Sum of Consolidated HD	End of FY03	End of FY04	Change
39	BIS capital ratio	11.24%	11.17%	(0.07points)
40	Tier I ratio**	6.02%	5.91%	(0.10points)

**Cash injection of 700bn from MTFG into UFJ bank has been adjusted for end of FY04.

<Business base by segment> (¥bn, No.)

		End of FY03	End of FY04	Change
41	Housing loans (execution amount)	3,214.6	3,018.2	(196.4)
42	Foreign currency deposits of individuals (outstanding)	1,481.6	1,430.4	(51.2)
43	Individual pension insurance sales (accumulated total)	614.9	1,513.9	899.0
44	Equity mutual funds sales (outstanding)	2,403.5	3,234.1	830.6
45	Testamentary trust with execution (number)	14,049	15,436	1,387
46	Syndication arrangement in Japan (Number)	676	1,025	349
47	Real estate fees and commissions	36.5	54.5	18.0
48	Trade handling (Amount)***	370.1	458.3	88.2
49	FX customs clearing (Share)	42.0%	44.1%	2.1points
50	Pension trusts (outstanding)****	12,600.9	11,570.0	(1,030.9)
51	Independently operated designated money trusts (outstanding)	10,964.6	11,926.7	962.1
52	Specified money trusts (outstanding)	5,963.6	6,629.2	665.6
53	Investment trusts (amount under administration)	22,109.4	23,877.2	1,767.8

***Unit of volume of trade handling is US$bn

****Welfare pension fund and defined benefit pension fund in market value,others in book value

MTFG

17

UFJ

For U.S. Investors

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:

Mr. Hirotsugu Hayashi

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp

UFJ CONTACT:

Mr. Shiro Ikushima

1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

18

(Mitsubishi Tokyo Financial Group, Inc. + UFJ Holdings, Inc.)

Simple combined figures of MTFG and UFJH

•	Figures of simple sums of MTFG and UFJH for FY03 and FY04

•	Simple aggregate figures even when adjustment is necessary due to the difference in accounting treatment

<Consolidated Financial Results>									(Yen bn )

	FY03			FY04			change
Sum of Consolidated HD		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Gross profits*1	3,371.8	1,763.5	1,608.3	3,398.9	1,832.9	1,566.0	27.0	69.3	(42.3)
Gross profits before trust accounts charge-offs	3,398.8	1,773.5	1,625.2	3,414.1	1,836.2	1,577.8	15.2	62.6	(47.3)
Net interest income	1,854.1	1,029.1	825.0	1,812.2	1,008.8	803.4	(41.8)	(20.3)	(21.5)
Trust fees	152.7	86.4	66.3	161.0	100.9	60.0	8.2	14.4	(6.2)
Credit costs for trust accounts	26.9	10.0	16.9	15.1	3.3	11.8	(11.7)	(6.7)	(5.0)
Net fees and commissions	809.4	421.6	387.7	924.8	499.5	425.2	115.3	77.8	37.4
Net trading profits	323.6	135.6	188.0	179.2	125.3	53.9	(144.4)	(10.3)	(134.0)
Net other business income	248.6	90.5	158.0	333.3	98.2	235.1	84.7	7.6	77.0
General and administrative expenses	1,753.4	980.4	773.0	1,725.9	995.4	730.4	(27.5)	14.9	(42.5)
Personnel expenses (sum of 4 banks)	0.0	234.2	210.2	388.1	222.5	165.5	(56.3)	(11.6)	(44.6)
Non-personnel expenses (sum of 4 banks)	0.0	346.3	329.0	697.8	362.2	335.5	22.4	15.9	6.4
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*1	1,645.3	793.1	852.2	1,688.2	840.7	847.4	42.8	47.6	(4.8)
Provision for formula allowance for loan losses(minus)	280.0	0.0	280.0	0.0	0.0	0.0	(280.0)	0.0	(280.0)
Net business profits	1,338.3	783.0	555.2	1,673.0	837.4	835.5	334.6	54.4	280.2
Net non-recurring losses*1	(1,157.6)	(204.7)	(952.9)	(1,576.5)	(244.1)	(1,332.3)	(418.9)	(39.4)	(379.4)
Credit related costs of Bank A/C	(1,291.2)	(156.9)	(1,134.3)	(1,277.1)	(190.8)	(1,086.3)	14.1	(33.8)	47.9
Losses on loan charge-offs	(496.7)	(70.4)	(426.3)	(638.6)	(83.8)	(554.7)	(141.8)	(13.3)	(128.4)
Provision for specific allowance for loan losses	(559.6)	0.0	(559.6)	0.0	0.0	0.0	559.6	0.0	559.6
Other credit related costs	(195.4)	(47.0)	(148.3)	(635.6)	(104.1)	(531.5)	(440.2)	(57.1)	(383.1)
Net losses on equity securities	242.5	3.3	239.1	(177.0)	(43.4)	(133.6)	(419.6)	(46.7)	(372.8)
Equity in profit of affiliates	11.4	3.5	7.8	21.6	17.6	4.0	10.2	14.0	(3.8)
Other	(120.3)	(54.7)	(65.6)	(144.0)	(27.6)	(116.4)	(23.6)	27.0	(50.7)
Ordinary profit (loss)	180.7	578.3	(397.6)	96.4	593.2	(496.8)	(84.2)	14.9	(99.1)
Net special gains (losses)	367.4	301.5	65.9	324.4	62.1	262.2	(42.9)	(239.3)	196.3
Gain on loans charged-off	81.4	26.4	54.9	77.0	26.1	50.9	(4.3)	(0.2)	(4.0)
Reversal of allowance for loan losses	239.9	239.9	0.0	216.8	45.0	171.7	(23.1)	(194.8)	171.7
Income before income taxes and others	548.1	879.9	(331.7)	420.9	655.4	(234.5)	(127.2)	(224.4)	97.2
Income taxes - current	60.0	45.9	14.1	87.1	69.3	17.8	27.1	23.3	3.7
Income taxes - deferred	267.5	230.6	36.9	489.0	208.9	280.1	221.5	(21.6)	243.1
Minority interest	62.4	42.4	20.0	60.7	38.7	21.9	(1.7)	(3.7)	1.9
Net income	158.0	560.8	(402.8)	(216.1)	338.4	(554.5)	(374.1)	(222.3)	(151.7)

Total credit costs (5+13+16+26)	(1,358.3)	72.9	(1,431.2)	(1,075.5)	(149.0)	(926.4)	282.8	(222.0)	504.8

Total credit costs (32+25)	(1,276.8)	99.3	(1,376.2)	(998.4)	(122.8)	(875.5)	278.4	(222.2)	500.7

Number of consolidated subsidiaries	263	152	111	246	146	100	(17)	(6)	(11)
Number of affiliated companies accounted for the equity methods	51	24	27	51	25	26	0	1	(1)

*1	In the case of MTFG, net business profits are calculated as follows:

Net business profits=The 2 banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

*1	In the case of UFJ, consolidated net business profits before credit costs for trust account and provision is calculated by deducting general and administrative expenses from gross profits before trust accounts charge-offs. The A/Cs with * are after deducting trust A/Cs charge-offs, being different from the ones in the supplementary data in UFJ’s release.

<Major B/S Accounts (Bank A/C>									(Yen bn )

	End of FY03			End of FY04			change
Sum of Consolidated HD		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Loans and bills discounted	89,052.7	46,590.1	42,462.6	83,801.0	46,446.6	37,354.4	(5,251.6)	(143.4)	(5,108.2)
Domestic offices (sum of 4 banks)	78,983.6	38,961.8	40,021.7	73,680.7	38,637.2	35,043.5	(5,302.8)	(324.6)	(4,978.2)
Loans to SMEs and individual clients	47,148.3	20,100.3	27,047.9	45,271.1	20,386.5	24,884.5	(1,877.1)	286.1	(2,163.3)
Consumer loans	19,067.7	8,117.3	10,950.4	19,502.1	8,346.3	11,155.7	434.3	228.9	205.3
Housing loans	17,375.0	7,655.4	9,719.6	18,005.5	7,936.1	10,069.3	630.4	280.7	349.7
Overseas offices	6,457.7	4,427.9	2,029.8	6,575.6	4,761.1	1,814.5	117.8	333.1	(215.2)
Investment securities	50,355.5	28,329.5	22,025.9	50,594.1	28,823.4	21,770.7	238.6	493.8	(255.2)
Domestic equity securities (sum of 4 banks)	6,755.4	3,761.2	2,994.2	7,166.9	4,599.5	2,567.4	411.5	838.3	(426.8)
JGB (sum of 4 banks)	28,318.3	14,984.5	13,333.8	28,648.5	15,071.2	13,577.3	330.1	86.6	243.4
Deposits	119,073.3	66,097.5	52,975.7	118,274.4	67,548.7	50,725.7	(798.8)	1,451.1	(2,250.0)
Sum of 4 banks	114,590.1	62,664.1	51,926.0	113,061.8	63,404.7	49,657.0	(1,528.3)	740.6	(2,268.9)
Domestic deposits	103,140.9	53,977.5	49,163.3	102,268.4	55,310.3	46,958.1	(872.4)	1,332.8	(2,205.2)
Individuals	60,156.7	33,402.3	26,754.3	59,807.6	34,181.0	25,626.5	(349.0)	778.6	(1,127.7)
Corporations and others	42,984.2	20,575.1	22,409.0	42,460.8	21,129.3	21,331.5	(523.3)	554.1	(1,077.5)
Overseas deposits	10,614.8	7,852.1	2,762.6	9,988.8	7,289.9	2,698.9	(625.9)	(562.2)	(63.7)

Total shareholders’ equity	5,960.3	4,295.2	1,665.0	5,957.9	4,777.8	1,180.0	(2.4)	482.5	(485.0)

<Loans and Deposits>									(Yen bn )

	End of FY03			End of FY04			change
		MTFG	UFJH		MTFG	UFJH		MTB	UFJ TB
Average balance of loans (sum of 4 banks)	83,817.0	43,012.6	40,804.3	82,834.0	43,478.6	39,355.3	(982.9)	466.0	(1,449.0)
Average balance of deposits (sum of 4 banks)	109,878.1	60,253.5	49,624.5	111,469.1	62,164.4	49,304.7	1,591.0	1,910.9	(319.8)

(Mitsubishi Tokyo Financial Group, Inc. + UFJ Holdings, Inc.)

<BIS Capital Ratio>									(Yen bn)

	End of FY03			End of FY04			change
Sum of Consolidated HD		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Tier I*[2]	6,034.6	3,859.4	2,175.2	5,900.1	4,286.7	2,313.4	(134.4)	427.3	138.1
Tier II	5,629.6	3,157.8	2,471.8	5,619.2	3,250.9	2,368.3	(10.4)	93.0	(103.5)
Tier II (the amount included as qualified capital)	5,333.0	3,157.8	2,175.2	5,529.5	3,250.9	2,278.6	196.4	93.0	103.3
Tier III	30.0	30.0	0.0	0.0	0.0	0.0	(30.0)	(30.0)	0.0
Deductions*[2]	136.4	54.5	81.9	293.9	915.0	78.9	157.5	860.5	(2.9)
Total qualified capital (54+56+57-58)	11,261.3	6,992.7	4,268.6	11,135.7	6,622.6	4,513.1	(125.6)	(370.1)	244.5
Risk-adjusted assets	100,182.6	53,996.7	46,185.9	99,676.4	56,270.5	43,405.9	(506.1)	2,273.8	(2,780.0)
BIS capital ratio (59/60)	11.24%	12.95%	9.24%	11.17%	11.76%	10.39%	-0.07%	-1.18%	1.16%
Tier I ratio (54/60)	6.02%	7.14%	4.71%	5.91%	7.61%	5.32%	-0.10%	0.47%	0.62%

*[2] Capital injection of 700 bn from MTFG into UFJ Bank has been adjusted.

<Valuation differences on securities>									(Yen bn )

	End of FY03			End of FY04			change
Sum of Consolidated HD		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Debt securities being held to maturity	9.2	9.0	0.2	23.7	23.5	0.1	14.4	14.5	(0.1)
Securities available for sale	1,245.8	947.5	298.3	1,384.9	985.9	398.9	139.1	38.4	100.6
Domestic equity securities	1,143.9	785.3	358.6	1,348.3	894.0	454.3	204.4	108.7	95.7
Domestic bonds	(54.2)	3.3	(57.6)	31.1	54.0	(22.8)	85.4	50.7	34.7

<Disclosed claims under the Financial Reconstruction Law (the FRL)>									(Yen bn )

	End of FY03			End of FY04			change
Sum of 4 banks		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Disclosed claims under the FRL	5,368.4	1,419.0	3,949.3	3,008.0	1,291.7	1,716.2	(2,360.3)	(127.3)	(2,233.0)
Claims to bankrupt and substantially bunkrupt	444.8	140.4	304.4	279.1	103.4	175.7	(165.7)	(37.0)	(128.6)
Claims under high risk	2,024.9	541.3	1,483.6	1,407.2	729.9	677.3	(617.6)	188.6	(806.3)
Claims under close observation	2,898.6	737.3	2,161.2	1,321.6	458.3	863.2	(1,576.9)	(278.9)	(1,298.0)
Normal claims	89,350.7	46,887.4	42,463.3	87,277.6	47,361.9	39,915.7	(2,073.1)	474.5	(2,547.6)
Total claims	94,719.2	48,306.5	46,412.7	90,285.7	48,653.6	41,632.0	(4,433.5)	347.1	(4,780.6)
NPL ratio	5.67%	2.94%	8.50%	3.33%	2.66%	4.12%	-2.3%	-0.28%	-4.38%

<Allowance for loan losses>									(Yen bn )

	End of FY03			End of FY04			change
Sum of Consolidated HD		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Allowance for loan losses	2,952.8	832.6	2,120.2	2,212.4	739.6	1,472.8	(740.4)	(93.0)	(647.3)
Formula allowance for loan losses	1,922.0	602.2	1,319.7	1,474.8	435.3	1,039.4	(447.1)	(166.8)	(280.2)
Specific allowance for loan losses	1,022.6	224.1	798.5	737.0	304.1	432.9	(285.5)	80.0	(365.5)
Allowance for loans to specific foreign borrowers	8.2	6.2	1.9	0.5	0.1	0.4	(7.6)	(6.1)	(1.5)
Special internal reserves	10.9	6.1	4.8	8.3	4.8	3.4	(2.6)	(1.2)	(1.3)
Partial direct write-off of loans	2,026.5	528.3	1,498.2	1,629.4	424.7	1,204.7	(397.1)	(103.6)	(293.5)

<Business base (Retail)>									(Yen bn )

	End of FY03			End of FY04			change
		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Housing loans (execution amount)	3,214.6	1,463.6	1,751.0	3,018.2	1,240.6	1,777.6	(196.4)	(223.0)	26.6
Foreign currency deposits of individuals (outstanding)	1,480.5	943.0	537.5	1,430.4	978.6	451.8	(50.1)	35.6	(85.7)
Individual pension insurance sales (accumulated total)	614.9	360.9	254.0	1,513.9	948.2	565.7	899.0	587.3	311.7
Equity mutual funds sales (outstanding)	2,403.5	1,387.2	1,016.3	3,234.1	2,041.0	1,193.1	830.6	653.8	176.8
Testamentary trust with execution (number)	14,049	8,626	5,423	15,436	9,718	5,718	1,387	1,092	295

<Business base (Corporate)>									(Yen bn )

	FY03			FY04			change
		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Privately placed bonds (amount of arrangement)	1,204.4	260.9	943.5	1,173.0	352.6	820.4	(31.4)	91.7	(123.1)
Syndication arrangement in Japan (number)	676.0	204.0	472.0	1,025.0	514.0	511.0	349.0	310.0	39.0
Real estate fees and commissions	36.5	22.0	14.5	54.5	33.0	21.5	18.0	11.0	7.0
Trade handling (amount, billion $)	370.1	237.2	132.9	458.3	288.8	169.5	88.2	51.6	36.6
FX customs clearance (share)	42.0%	26.9%	15.1%	44.1%	27.8%	16.3%	2.1%	0.9%	1.2%

<Business base (Trust assets)>									(Yen bn )

	FY03			FY04			change
		MTFG	UFJH		MTFG	UFJH		MTFG	UFJH
Pension trusts (outstanding)*[3]	12,600.9	7,818.7	4,782.2	11,570.0	7,408.6	4,161.4	(1,030.9)	(410.1)	(620.8)
Independently operated designated money trusts (outstanding)	10,964.6	7,120.4	3,844.2	11,926.7	7,782.8	4,143.9	962.1	662.4	299.7
Specified money trusts (outstanding)	5,963.6	4,090.3	1,873.3	6,629.2	4,751.3	1,877.9	665.6	661.0	4.6
Investment trusts (amount under administration)	22,109.4	9,527.3	12,582.1	23,877.2	11,475.4	12,401.8	1,767.8	1,948.1	(180.3)

*[3] Welfare pension fund and defined benefit pension fund in market value, others in book value

<Number of employees>

	End of FY03			End of FY04			change
Sum of 4 banks		MTFG	UFJ		MTFG	UFJ		MTFG	UFJ
Number of employees	40,709	20,323	20,386	39,263	19,694	19,569	(1,446)	(629)	(817)

(Mitsubishi Tokyo Financial Group, Inc. + UFJ Holdings, Inc.)

<Number of offices>

	End of FY03			End of FY04			change
Sum of 4 banks		MTFG	UFJ		MTFG	UFJ		MTFG	UFJ
Domestic	835	315	520	867	327	540	32	12	20
Oversees	107	81	26	106	80	26	(1)	(1)	0

Total	942	396	546	973	407	566	31	11	20

<Earnings projection>									(Yen bn	)

	FY04 results			FY05 H1 projection			FY05 projection
Sum of HD (non-consolidated, consolidated)		MTFG	UFJH		MTFG	UFJH		MUFG*[4]	UFJH
Non - consolidated
Operating income	231.0	223.5	7.5	201.0	185.0	16.0	315.0	315.0
Ordinary profit	206.6	208.8	(2.2)	181.0	172.0	9.0	285.0	285.0
Net income	(2,616.3)	211.1	(2,827.4)	181.0	172.0	9.0	285.0	285.0
Consolidated
Operating income	4,933.8	2,628.5	2,305.3	2,380.0	1,300.0	1,080.0	3,850.0	3,850.0
Ordinary profit	96.4	593.2	(496.8)	560.0	300.0	260.0	900.0	900.0
Net income	(216.1)	338.4	(554.5)	280.0	140.0	140.0	400.0	400.0

*[4] 1st half of MTFG + 2nd half of MUFG

(Reference : Total of MTFG’s results for FY05 H1, UFJ’s results for FY05 H1 and MUFG’s results for FY05 H2)

	FY05 projection
		FY05	UFJH FY05 H1
Consolidated
Operating income	4,930	3,850.0	1,080.0
Ordinary profit	1,160	900.0	260.0
Net income	540	400.0	140.0

			(Yen/share )

Projection of dividends*[5]	6,000	6,000	0.0

*[5]	¥3,000 on MTFG 1st half and ¥3,000 on MUFG 2nd half.

Investor Presentation May 31, 2005: Speech by President Kuroyanagi

Good afternoon. I am Nobuo Kuroyanagi of Mitsubishi Tokyo Financial Group.

Today, to begin with, I will explain MTFG’s consolidated results for fiscal 2004, which we announced last Wednesday.

Page 1: Summary of FY04 results:

First, I will summarize our results. Please see page 1 of part 1 of the handout.

Net income (on the fourth line of the table) was 338.4 billion yen, which is in line with our forecast at the beginning of the period. Net business profit, before write-offs and provisions, increased 47.6 billion yen, or 6 percent from the previous year to 840.7 billion yen, as a decline in treasury income was offset by strong profit growth in our three core businesses, retail, corporate and trust assets. This year was the first time in MTFG’s history that net business profits exceeded 800 billion yen. I think this shows the success of our strategy to overcome the barriers among subsidiaries under a holding company and focus on customer needs in each customer segment by introducing an “integrated business group system” at the start of this period. The ratio of core net operating profit to the total increased four percentage points to 67 percent, as we further developed this strategic shift in our profit structure.

Consolidated credit related costs on line six were 149 billion yen, almost the same as our forecast at the start of the fiscal year. Also, the NPL ratio, based on the sum of the two banks and shown on line ten, was 2.65 percent. As a result, we achieved the forecast of a return to mid 2 to 3% level that we made at our interim results announcement. Also, the ratio declined by 0.28 points compared to a year ago, and the quality of our assets continued to improve.

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In terms of capital, leveraging our strong capital base, we actively made strategic investments such as the purchase of stocks issued by UFJ Bank and our investment in ACOM, while maintaining a sufficient BIS capital ratio, which is shown on line 11, of 11.76 percent. Our Tier 1 ratio has increased to 7.61 percent and the ratio of deferred tax assets to Tier 1 capital, on line 10, has decreased to below 10 percent so we have maintained the quality of our capital.

Now I will explain the key items for each section.

Page 2: Gross Profits

Firstly, as on page 2, group consolidated gross profits increased by 62.6 billion yen or 3.5 percent. This was the first time that MTFG’s gross profits have exceeded 1.8 trillion yen. In particular increased fees and commissions made a major contribution, rising by 79.6 billion yen or 16.5 percent, and offsetting decreases in net interest income, net trading profits and other categories.

Page 3: Deposit and Lending Income

As shown on the left-hand graph on page 3, overall Deposit and Lending income on the sum of the two banks basis remained at almost the same level as the previous fiscal year. As the graph on the right-hand side of the page shows, the average lending balance to creditworthy domestic borrowers continued to increase. On the other hand, lending income and the average lending balance to the domestic ‘close watch and below’ category continued to show large declines.

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Page 4: Fees and Commissions

As shown on page 4, fees and commissions income on a sum of the two banks basis showed a large increase of 55.7 billion yen or 22 percent compared to the previous fiscal year. As shown on the graph, fees and commissions in all categories increased, and sales of investment trusts and insurance annuities, and investment banking related businesses were particularly strong. On a consolidated basis, the fee income ratio increased 3.4 percentage points compared to fiscal 2003 and reached 30.5 percent.

Page 5: Expenses

Page 5 shows that consolidated expenses increased 1.5 percent compared to fiscal 2003. However, aided by the expansion of gross profit, our expense ratio improved from 55.2 percent to 54.2 percent. Furthermore, while deposit insurance and depreciation expenses on the sum of the two banks basis showed increases, personnel expenses declined 11.6 billion yen, resulting in a small overall increase.

Page 6: Financial Highlights by Segments

Please see Page 6. I will explain consolidated net operating profits on a managerial accounts basis for our customer-related segments.

As can be seen on the bar chart on the left, core net operating profit from our three customer related segments, retail, corporate and trust assets, increased significantly by 71.9 billion yen or approximately 14 percent. As a result, as shown in the pie charts on the right, the ratio of core net operating profit to the total increased from 63 percent to 67 percent, and as I mentioned earlier by steadily transforming our business portfolio, we are bringing about much more stability in our earnings.

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Page 7: Financial Highlights by Segment 1 - Retail

Next, I would like to examine our results by segment. Looking at the retail business on page 7, through expanded sales of investment products and housing loans, gross profit was up 46.9 billion yen or 11.5 percent compared to fiscal 2003, and net operating profit increased 36.7 billion yen or 38.5%. As shown on the lower-left graph, sales of equity investment trusts and individuals’ annuities showed particularly strong growth, with sales of individuals’ annuities actually doubling compared to last year. In addition, the housing loan balance and the testamentary trust assets business continued to increase.

Page 8: Financial Highlights by Segment 2 - Corporate

As shown on Page 8, in the corporate business lending to small and medium-sized enterprises and investment banking performed well, and gross profit increased by 33.7 billion yen, or 4.3 percent. Net operating profit rose 31.5 billion yen or 7.8 percent compared to fiscal 2003. New lending to SMEs increased more than 2.2 times compared to fiscal 2003 and 2.5 times as many Japanese syndicated loans were arranged. In addition, as the graph on the bottom right of the page shows, following the introduction of our integrated business groups system, the real estate business has accelerated through the realization of trust synergies, increasing revenues by more than 10.0 billion yen compared to fiscal 2003.

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Page 9: Financial Highlights by Segment 3 - Trust Assets

In the Trust Assets business as shown on page 9, our corporate pension fund, investment trust, and asset administration businesses each performed strongly. Gross profit increased 3.6 billion yen, or 6.2 percent, and net operating profit showed a strong rise of 3.7 billion yen, or 39.3 percent. The graph in the lower center of the page shows that managed investment trust assets dramatically increased compared to fiscal 2003. We believe that this shows the results of cooperation with the retail business. In addition, the asset administration balance passed the 100 trillion yen mark to reach around 110 trillion yen.

That concludes my explanation of the results by customer segments.

Page 10: NPLs 1 (sum of the two banks)

I would now like to talk about nonperforming loans (NPLs). Please see page 10.

Our NPL ratio, which has been steadily declining for the past few years, saw a temporary rise in September 2004, but by the end of March 2005, the balance had declined again to around 1.2 trillion yen, a ratio of 2.65 percent, and the declining trend in NPLs continues. In addition, credit related expenses were 134 billion yen on the sum of the two banks basis.

Page 11: NPLs 2 (sum of the two banks)

Please see the lower graph on page 11.

Looking at migration between debtor categories in fiscal 2004, we saw a decrease in the balance of NPLs mainly due to an improvement in rating resulting from a certain corporate revitalization and our continuing active program of direct write-offs, disposals, and repayments of NPLs.

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Page 12: Securities Gains and Losses/ Equity Holdings

As Page 12 shows, appraisal gains on Other marketable securities increased by 985.9 billion yen as domestic equities and bonds increased by around 160.0 billion yen compared to the end of fiscal 2003. The breakdown of bond holdings by expected maturity date is shown in the table on the lower left. As shown in the right hand chart, equity holdings on an acquisition cost basis have declined to 57% of Tier 1 capital.

Page 13: Capital

Our capital is shown on page 13.

The Tier 1 ratio increased to 7.61 percent but as a result of our strategic investment in ACOM and the purchase of preferred shares in UFJ Bank, which are deducted from capital, our BIS ratio declined by 1.18 percentage points compared to a year earlier to 11.76%.

Page 14: Deferred Tax Assets

As shown on page 14, along with the disposal of NPLs and the decline in newly occurring NPLs, net deferred tax assets declined by 227.2 billion yen to 428.2 billion yen. As a result the ratio of DTAs to Tier 1 capital declined to 9.9 percent. We believe we can maintain a superior quality of capital compared to other Japanese banking groups.

Page 15: Mitsubishi Securities

I will now briefly cover the results of two important subsidiaries in our consolidated results, Mitsubishi Securities and UNBC. Please see slide 15.

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Mitsubishi Securities has already announced its results and as a result of strong performances in commissions income, particular for equity brokerage commissions, underwriting and offering fees, operating revenue increased by 19.2 billion yen to 155.5 billion yen. On the other hand, partly due to an extraordinary item for system related write-off expenses, net income was 18.8 billion yen.

Page 16: UnionBanCal Corporation

UNBC, shown on page 16, reported strong increases in profits with net business profit of 1.114 billion US$ and net income of 732 million US$. Income from deposits, lending and home loans were each strong and fee income increased significantly. Also the balance of nonperforming assets declined further and their ratio to total assets also continued to decline to 0.34percent. UNBC’s strong performance continued.

Page 17: FY 05 Earnings Targets

As explained so far, in fiscal 2004, we increased gross profits and net business profits more than other major financial groups in Japan, mainly due to an increase in commissions from customer business. In fiscal 2005, we hope to maintain this momentum and make efforts to continue to increase profits mainly from our 3 core customer business segments.

As shown on page 17, for fiscal 2005 we are announcing our full year forecasts in an unusual way, as a combination of MTFG forecasts for the interim period and forecasts for the new group for the second half. On this basis, we are forecasting consolidated net income of 400 billion yen. I will explain later the combined full year net income forecast with UFJ group for fiscal 2005. Our forecasts for dividends per common share are an MTFG interim dividend of 3,000 yen and an MUFG fiscal-year-end dividend of 3,000 yen per common share.

That concludes my presentation of MTFG’s fiscal 2004 consolidated results.

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Now I would like to explain some combined figures for MTFG and UFJ and talk about our integration.

Page 1: FY 04 Combined Financial Results

In the presentation materials, please turn to page 1 of the management integration section after the third divider.

Mr. Tamakoshi will explain the UFJ results in a moment. However, on the basis of the sum of the two groups’ results, net operating profit was around 1.71 trillion, above the forecast that we announced in February. Furthermore, the expense ratio, net income and ROE were also within our forecast.

Page 2: FY 05 Combined Earnings Targets

I have just explained our Fiscal 2005 forecast for the first half for MTFG plus the second half for the combined group. Page 2 shows our combined forecast for profits including UFJ’s interim forecast. The combined consolidated net income for fiscal 2005 is expected to be 540 billion yen, mainly reflecting one-time extraordinary non-cash expenses of 360 billion yen on pre-tax basis as explained in February. Accordingly we are anticipating consolidated net profit will exceed 800 billion yen in fiscal 2006 as no such one-time expenses are expected to be incurred. From now on, we will endeavor to steadily implement business strategies in each business unit aiming for a net income target of 1.1 trillion yen for fiscal 2008.

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Page 3: Combined Figures (1) Profits

  (Page 4: Combined Figures (2) Deposits & Loans)

As the comparison with other groups on pages 3 & 4 shows, on a combined basis the sum of the two groups’ profits, deposits and lending volume, far exceed those of other Japanese banking groups. Also, when compared to major foreign banking groups you can see that already in fiscal 2004 our net business profit was similar to that of JP Morgan Chase. And our net business profit target for fiscal 2008 is also close to the current business profit level of Citi.

Page 5: Combined Figures (3) Financial Strength

Moreover, as you can see on page 5, due to a disposal of NPLs as planned, the two groups combined NPL ratio declined to 3.33% at the end of March 2005, which is in line with our projection. The sum of the two groups’ Tier 1 capital excluding public funds and deferred tax assets exceeds other Japanese banking groups and the ratio of our public funds and deferred tax assets to Tier 1 is the lowest. We are starting fiscal 2005 with a clear advantage over the other banking groups in terms of earning power, financial strength and a broad customer base.

The key figures on the sum of the two groups basis are on page 15 of the appendix so please refer to these afterwards.

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Page 6: Progress of Integration

  (Page 7: Summary of Merger Agreement (Holding company))

Please turn to page 6.

Our preparations for integration are progressing smoothly as scheduled. On the 20th of April, as shown on page 7, the holding companies and the subsidiaries in each business line signed merger agreements and we also announced details of our corporate governance structure including the appointment of directors, corporate auditors and corporate organization.

Page 8: New Group’s Corporate Governance Structure

Page 8 outlines the corporate governance of the new group.

Our basic thinking is founded on a corporate governance system comprising corporate auditors and directors, while adopting the best aspects of the governance by a mandatory committee system. Specifically, we will improve transparency and our accountability to shareholders by introducing three external perspectives:

One, we will appoint several outside directors and establish a voluntary committee system

Two, we will appoint a majority of outside corporate auditors

Three, we will establish an advisory board.

The framework of the new group is thus largely decided and we are moving to the final stage of our preparations for integration.

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Page 9: Key issues

Please see page 9.

Looking ahead, we hope to make steady progress toward integration by receiving approval for our merger agreement at general meetings of shareholders next month and by obtaining approval from the relevant regulatory authorities. At the same time, we will focus on the following three points as key issues of our integration plans:

First, to implement our integration plans as scheduled and achieve smooth integration on October 1, 2005.

Second, to prepare for a ‘Good Start’ immediately following the integration date, in order to achieve our profit targets.

Third, to extend the maximum effort to execute the integration plan as scheduled and realize anticipated cost synergies as quickly as possible.

Page 10: New Group’s Profit Targets

Our targets for profit and cost synergies in the new group are summarized on pages 10 and 11 respectively. We explained these in our presentation in February so I won’t go into detail here but we aim to maintain the momentum of the strong net operating profit that we achieved in Fiscal 2004. At the same time we will strive to further grow profits in our customer businesses and achieve our targets with limited reliance on the benefits of higher interest rates in Japan.

Page 11: Realizing Cost Synergies

As shown on page 11 we will not wait for the full integration of systems before we realize significant cost synergies. Our plan is to realize half of our cost synergies in fiscal 2007 while steadily working to achieve our fiscal 2008 targets.

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Page 12: Current Initiatives for Early Realization of Synergies

As shown on page 12, both groups are actively developing a variety of initiatives to prepare for a ‘Good Start’, commencing immediately following integration. Following integration we will continue to strive to rapidly deliver the advantages of integration to the customers of both groups while seeking to provide the benefits of integration to shareholders. Finally, I would like to request your continued support. This concludes my presentation. Thank you for your attention.

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Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.